



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002243

January 13, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-13-2005

Re: International Business Machines Corporation
Incoming letter dated December 8, 2004

Dear Mr. Moskowitz:

This is in response to your letter dated December 8, 2004 concerning the shareholder proposal submitted to IBM by Gerald A. Sullivan. We also have received letters from the proponent dated December 6, 2004, December 23, 2004 and January 6, 2005, and a letter on the proponent's behalf dated January 11, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

JAN 21 2005

Enclosures

cc: Gerald A. Sullivan
Vice President
Benefits Restoration, Inc.
Five Alexis Drive
Burlington, VT 05401

PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

51143

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 8, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Stockholder Proposal of Mr. Gerald A. Sullivan, Vice President, Benefits Restoration@IBM on IBM's Health Insurance Costs

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as **Exhibit A** hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Gerald A. Sullivan, an IBM Retiree and Vice President, Benefits Restoration, Inc. (the "Proponent").

The Proposal requests that the Company "***prepare and make available to shareholders, within six months, a report examining the competitive impact of rising health insurance costs.***" The Proposal goes on to specify, *in detail*, what cost items must go into such report. The items that must be included in the report are as follows: **"(1) trends in total and average annual per employee health care costs paid by IBM for its active and retired U.S. workforce since 1994; (2) comparative cost figures for health expenditures per employee in Canada and all other nations where IBM employs at least 200 workers; (3) trends in health costs as a share of IBM's U.S.-originated exports compared to the Company's leading competitors in overseas markets (to the extent data is reasonably available); (4) the cost of retiree health liabilities, current and projected, compared to leading domestic and foreign competitors (to the extent data is reasonably available); and (5) any concrete steps or policy options the Board has adopted, or is currently considering, to reduce these costs as a share of total operating costs."**

IBM believes that the Proposal can be properly omitted in its entirety from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the entire Proposal may be omitted from the Company's proxy materials for the 2005 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company. Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal seeks a detailed report which includes disclosure of variety of IBM's health care costs and liabilities (including historical, current, and projected costs) both in the United States, Canada ***and all other nations where IBM employs at least 200 workers***. Aside from any of the other deficiencies in the Proposal, it should be omitted in its ***entirety*** because it relates to the ordinary business operations of the Company.

The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "***the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers.***" (id. at 29,108) (emphasis added) "***The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.***" id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108) See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under this standard, the instant Proposal is clearly subject to omission under Rule 14a-8(i) (7). The instant Proposal, seeking detailed disclosure of a variety of IBM proprietary employee health care cost information for our employees and retirees for reasons which are personal to the Proponent (see Argument II, *infra*), also fails to focus on any sufficiently significant social policy issues which might otherwise cause the Proposal to transcend the ordinary business exclusion.

A. REQUESTING A REPORT WHICH INVOLVES ORDINARY BUSINESS MATTERS IS FULLY EXCLUDABLE UNDER RULE 14a-8(i)(7).

At the outset, it should be pointed out that in Release 34-20091 (August 16, 1983), the Commission implemented a significant change in the staff's *interpretation* of the ordinary business exclusion. Prior to that time, the staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematical, and the Commission recognized it. In Release 34-20091, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and following the implementation of Release 34-20091, ***the Commission now considers whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business*; where it does, the proposal *will* be excludable as ordinary business under Rule 14a-8(i)(7).** Sprint Corporation (January 28, 2004)(proposal requesting Sprint's board of directors to prepare a report on the *potential impact* on the recruitment and retention of Sprint employees due to changes to retiree health care and life insurance coverage by Sprint excluded as relating to Sprint's ordinary business operations (i.e., general employee benefits)). The same result should apply here.

Just as in Sprint, the subject matter of the instant Proponent's request – preparing a report detailing the Company's health care costs -- including historical, present and projected costs -- and including in such report the five (5) detailed items listed in the Proposal, is clearly a matter falling directly within the Company's ordinary business operations. In this connection, the Proposal is also similar to one we received three years ago that also requested a report on IBM's health care benefit costs. See International Business Machines Corporation (January 21, 2002)(hereinafter the "2002 Proposal"). The 2002 Proposal sought for the Company to disclose "the estimated average annual cost for employee health benefits in the United States versus the *next five countries* with the largest number of IBM employees...." Based on the cost comparisons turned up in such report, the 2002 Proposal sought for IBM to join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." The Company argued that no significant policy issues were implicated in the 2002 Proposal, and that producing such a report related to the Company's ordinary business operations. The staff concurred, writing: "[t]here appears to be some basis for your view that IBM may exclude the proposal under Rule 14a-8(i)(7). We note that the proposal requests a report on healthcare benefits and that appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." See International Business Machines Corporation (January 21, 2002). The same result should apply here.

Like the 2002 Proposal, the instant Proponent is also seeking a report on our health care benefit costs. But the instant Proponent goes much further as to what he wants in the report. The instant Proponent seeks specific detailed disclosure upon a variety of proprietary cost items related to our employee and retiree health care costs in the United States, Canada ***and in every country where we have more than 200 employees***. Through such drill-down exercise, he seeks to have IBM examine and produce the detailed report, laying out each of the cost and other items the Proponent has called for in items 1, 2, 3, 4, and 5 of the Proposal, the instant Proponent clearly seeks to "*micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.*" See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). Finally, making references to national health care in the Statement of Support simply cannot serve to transform a Proposal looking for a detailed report on our worldwide employee and retiree health care costs (ordinary business matters) into one raising any substantial policy matters, and since the instant Proponent dictates precisely the contents of the desired report -- seeking disclosure of ordinary business matters -- the instant Proposal should be summarily excluded under Rule 14a-8(i)(7).[1]

B. SEEKING A REPORT ON THE COMPETITIVE IMPACT OF IBM's RISING HEALTH INSURANCE COSTS, WHICH REPORT MUST INCLUDE (i) TRENDS IN TOTAL AND AVERAGE ANNUAL EMPLOYEE HEALTH CARE COSTS PAID BY IBM FOR ITS ACTIVE AND RETIRED U.S. WORKFORCE SINCE 1994; (ii) COMPARATIVE COSTS FOR IBM HEALTH EXPENDITURES PER EMPLOYEE IN CANADA, AND IN ALL OTHER NATIONS WHERE IBM EMPLOYS AT LEAST 200 WORKERS; (iii) TRENDS IN HEALTH COSTS AS A SHARE OF IBM'S US-ORIGINATED EXPORTS COMPARED TO THE COMPANY'S LEADING COMPETITORS IN OVERSEAS MARKETS; (iv) THE COST OF IBM RETIREE HEALTH LIABILITIES, CURRENT AND PROJECTED, COMPARED TO LEADING DOMESTIC AND FOREGN COMPETITORS; and (v) ANY CONCRETE STEPS OR POLICY OPTIONS THE BOARD HAS ADOPTED OR IS CURRENTLY CONSIDERING TO REDUCE THESE COSTS AS A SHARE OF TOTAL OPERATING COSTS --ARE ALL MATTERS THAT FALL WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Having the Company create a country-by-country report on its worldwide health care costs—and requiring the detailed disclosure of all of the historical, actual and projected cost items laundry-listed by the Proponent in items 1-5 of the Proposal -- is not proper under Rule 14a-8(i)(7). Indeed, the items required in such report relate to IBM's general employee benefits; a matter falling **squarely** within the Company's ordinary business operations. The selection of the Company's health care suppliers and vendors, and the ***ongoing*** management of all of the **costs** in providing health care benefits -- which management necessarily involves regular analysis and decision making on the scope of health care benefits that may be furnished to IBM's employee and retiree population -- is

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[1] It has also been the position of the staff that if *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). International Business Machines Corporation (January 9, 2001; reconsideration denied February 14, 2001)(where portion of proposal related to ordinary business (i.e., the presentation of financial statements in reports to shareholders), the entire proposal was properly excluded); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*). Thus, even assuming, *arguendo*, that any part of the instant Proposal were seen by the staff as falling outside the ambit of the ordinary business exception, this should make no difference in the legal analysis of the entire Proposal's excludability under Rule 14a-8(i)(7). If any portion of the Proposal relates to ordinary business matters, the *entire* Proposal must be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000).

one of the most fundamental tasks reserved to Company management as part of the Company's ordinary business operations. Assessing and **reporting on** all of these cost items is "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108).

Under the leadership and direction of IBM's Senior Vice President of Human Resources, IBM's Human Resources (HR) department is directly responsible, on a global basis, for the design, implementation and oversight of all aspects of the Company's employee benefit plans and programs, including, as here, the Company's health care benefits. As such, HR is ***continuously*** involved in the worldwide examination and benchmarking of ***all of its employee and retiree benefit plans***, including the *health care* benefits the Company provides to our employees, retirees and their families. Such examination and benchmarking activities necessarily include formulating an understanding, and effecting meaningful comparisons, of the historical, current and projected ***costs*** associated with such health care programs in every jurisdiction where we have employees. The Company has been involved in multiple processes of this nature for many years, and continues to perform these activities as part of our ordinary business operations.

Company determinations as to health care benefits -- including, among other items, the ***cost***, scope, form, providers, vendors and other suppliers associated with delivering such health care benefits -- are all matters that are handled on a day-to-day basis by our HR department, working together with our Procurement, Accounting and Internal Audit functions. The "cost" of providing health care benefits is one of a number of important considerations by the Company in its overall analysis of our health care decision making process. Costs are reviewed on a regular basis, and the providers, vendors and other suppliers who are determined by the Company to be unable to provide quality service in a cost-effective manner are not retained. A variety of IBM employees and consultants are involved in the assessment process. In this vein, professionals from IBM's Global Procurement department work integrally with our HR department in locating, reviewing and auditing both existing and potential health care providers, vendors and other suppliers, in order to help ensure the Company gets the proper value for the health care benefit dollars it spends. In addition, the availability of suitable health care providers varies greatly from jurisdiction to jurisdiction (and indeed from location to location within a jurisdiction). Hence, the task of ensuring the Company receives proper value for the health care benefits the Company is paying for requires both an understanding of the benefits we will paying for, the health care providers available to perform services, and proper oversight of the health care providers. To this end, the Company's HR department, together with various Company Accounting and Audit functions, scrutinize the activities (and claims) of the health care providers, offer advice and provide the input to management in connection with our ongoing benchmarking and improvement activities.

Since general employee and retiree benefits (including health care) is perhaps one of the most fundamental employee issues companies such as IBM (and its HR department) deal with on a day-to-day basis, the Commission has long recognized that stockholder proposals concerning the structuring, coverage, and analyses for such general employee and retiree health plans, including both cost, insurance, coverage and other issues relating thereto, as well as other decision-making activities relating to plans covering the general employee/retiree population, all relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding employee health, retiree medical and other benefits. Sprint Corporation (January 28, 2004)(proposal seeking report on the potential impact on the recruitment and retention of Sprint employees *due to changes to retiree health care and life* insurance properly excluded under rule 14a-8(i)(7) as relating to Sprint's ordinary business operations (i.e., general employee benefits)); International Business Machines Corporation (January 21, 2002)(proposal that would provide shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system properly excluded as ordinary business); United Technologies Corporation (February 20, 2001)(proposal to change the date of retirement to the date of termination when calculating eligibility for cost of living adjustments properly excluded as ordinary business); International Business Machines Corporation (January 2, 2001)(proposal relating to IBM providing a Medicare supplemental insurance policy for retirees on Medicare properly excluded under ordinary business exclusion); International Business Machines Corporation (January 2, 2001) (proposal to granting a cost of living increase to pensions of IBM retirees properly excluded as ordinary business); International Business Machines Corporation (December 30, 1999) (adjust defined benefit pensions to mitigate the impact of increases in the cost of living to retired employees); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMOs and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

The instant Proposal should be handled similarly under Rule 14a-8(i)(7). It focuses on the "cost" of the Company's health care benefits (both in the U.S. and overseas), and seeks for the Company to drill down and report ***in minute detail*** on such health care costs, including historical costs (going back to 1994), current costs, and projected costs. The detail required by the instant Proponent as to the data he would have us produce in the report also clearly triggers the second consideration underlying the ordinary business exclusion (micro-management). Indeed, the degree to which the Proponent seeks to micro-manage the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment is self-evident from the information the Proponent wants the Company to gather and deliver to him. IBM stockholders at large, no matter how intelligent, are not in a position to make an informed judgment on the reams of country-by-country cost data the Proponent would have the Company produce and deliver.

While IBM's health care cost information the Proponent is looking for is certainly of interest to the Proponent -- and his organization, "Benefits Restoration Inc." – and their own "agenda," which agenda also makes the Proposal fully excludable under Rule 14a-8(i)(4), *see* Argument II, *infra*, with respect to the application of Rule 14a-8(i)(7), not only is it unclear what value such cost information would have to IBM stockholders at large, due to the sheer volume and underlying complexity of the matters sought in the report, IBM shareholders, as a group, would not be qualified to make an informed judgment on the subject matter of our employee and retiree health care costs worldwide due to their lack of business expertise and their lack of intimate knowledge of IBM's business.

As noted above, the Proponent has personal motivations for having the Company furnish him with the detailed health care cost information. As will be described in Argument II, *infra*, the Proponent, who has expressly signed the Proposal in the capacity of **Vice President, Benefits Restoration, Inc.** (an organization formerly known as "Benefits Restoration@IBM)," is seeking to use the stockholder proposal process to glean benefit cost information to use against the Company, whether in a lawsuit,[2] negotiations with the Company to provide lower premiums or co-pays to retirees such as himself, as background data (i.e. staff-work) for the political or legislative activities his organization is looking to support, or some other purpose not shared by IBM stockholders at large. As described on the organization's website, www.benefitsrestoration.org, the organization seeks to "**Restore retiree benefits to their originally promised level.**"[3] In short, while the Proponent may be concerned about the Company's health care costs, such concern is really motivated by his personal interests and that of the organization he founded, Benefits Restoration@IBM. These facts notwithstanding, the Proposal is simply not a proper subject for stockholder review under Rule 14a-8(i)(7), inasmuch as his seeking information about our worldwide employee and retiree health care benefit costs falls squarely within the Company's ordinary business operations.

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[2] The organization's intent to file a lawsuit against the Company has been mentioned in multiple places on their website. For example, the "Join Us" framed hyperlink on the website (www.benefitsrestoration.org) makes the following statement:

> We need documents!! ***In order to adequately research the information necessary to support a lawsuit, we need to have documentation.*** If you have any documents describing IBM Benefits plans from years past, we need them. These can be "About Your Company" booklets, Plan Summaries, old presentations, personal summaries, etc. All information will be treated confidentially. If you will, write your name and address inside the front cover of any documents (or anywhere else conspicuous) and we will make sure that it is returned to you.

[3] The homepage (www.benefitsrestoration.org) contains the following statement:

> We are an organization of retirees, retirees' spouses and working employees growing in size daily.
>
> We are united by our belief that over the years companies like IBM have committed lifetime medical benefits to employees who stayed with them until retirement.
>
> We are united by our resistance to recent actions that have greatly reduced many corporations' percent of contribution to the cost of retiree medical benefits.
>
> We are united in our demand that corporations like IBM honor their contract with their retirees and restore the medical coverage that was promised.
>
> We are united by our belief that many corporations in the past, particularly IBM, recruited employees with the promise of providing a "total compensation package" (salary and benefits) from cradle to grave and agree that many corporations have since broken their promises.
>
> We welcome and encourage you to join us in our efforts. Please review our MISSION STATEMENT and TACTICAL PLAN.

As an IBM retiree, the Proponent knows that for many years, IBM has provided health benefits to its employees and retirees, and such benefits have been reviewed on a regular basis by the Company, as well as modified from time to time over the years, in order to meet the changing needs of both the Company as well as its employees, ***all in the ordinary course of the Company's business.*** Providing benefits to employees and retirees costs money, and IBM is mindful of the costs associated with furnishing such benefits. Health care benefits are one of many different types of benefits IBM currently provides. In past years, for example, medical coverage was provided without additional charge to the employee or retiree. Recognizing the cost of such benefits, and the need for the employee to share responsibilities for such costs, the Company modified its medical plans some years ago to require employees and retirees to contribute financially toward such benefits. As part of the Company's focus on costs, after years of providing indemnity plans to its employees and retirees, a number of years ago the Company also added to the choices a variety of Healthcare Maintenance Organizations (HMOs), Dentalcare Maintenance Organizations (DMOs), and other managed care alternatives, in order to permit our employees and retirees to select the health care options that best suited their respective needs and budgets. IBM reviews plan services and alternatives thereto on a regular basis in order to help ensure that the health care benefits IBM and our employees and retirees pay for are of good quality and cost-effective.

In this connection, the HR department already examines on a regular basis all aspects of the Company's health care costs, including, without limitation, the general design, cost, structure and administration of such plans and other arrangements for providing health care benefits. The HR department also regularly benchmarks the cost of the health care plans against a variety of alternatives. Where necessary, the HR department engages IBM's own internal accounting / finance / audit staffs as well as external consultants conversant in what other companies are doing, in order to aid IBM in our benchmarking activities. Cost considerations are very important, and IBM is keenly aware of the health care benefit costs for its plans, both in the United States and in other countries where IBM personnel are employed. Inasmuch as IBM benefits and their respective costs form an integral part of our general employees' overall compensation and benefits package, the Company respectfully submits that reporting on all of the worldwide cost and related information sought by the Proposal as part of having the Company to study and report to its stockholders upon the competitive impact of rising health insurance costs -- raises ordinary business matters.

Moreover, IBM does business in **over 150** countries, and has regular employees in **approximately 60** of these countries, as well as agents and other IBM business partners in the remaining jurisdictions. The very items the Proponent explicitly seeks for us to produce and disclose in the report -- trends in total and average annual per employee health care costs paid by IBM in the US (both active and retired workforce) since 1994; comparative costs for health expenditures per employee in Canada ***and other nations where IBM employs at least 200 workers***; trends in health costs as a share of IBM's US originated exports as compared to the Company's leading competitors; **the cost of retiree health liabilities, current and projected compared to leading domestic and foreign competitors** – which are the items requested by the Proponent in #s 1 through 4 under the Proposal, in addition to being ***voluminous*** in nature -- implicate the ordinary business activities of IBM.

Furthermore, since the subject matter of the Proposal (the Company's health care costs) raises ordinary business matters, asking that the Board report (in Item 5) on steps it has adopted or is considering to reduce "***these costs as a share of total operating costs***" is yet another ordinary business matter. See Release 34-20091, *supra* (i.e. where the subject matter of the report sought by a proponent involves a matter of ordinary business, the proposal will be excludable as ordinary business under Rule 14a-8(i)(7)). As such, the instant Proposal is excludible under Rule 14a-8(i)(7). Since the Company regularly undertakes reviews of its employee and retiree health care plans, including all costs relating thereto, as part of *its ordinary business operations*, the Proposal should be excluded under Rule 14a-8(i)(7). See Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Sprint Corporation (January 28, 2004)(report on the potential impact on the recruitment and retention of Sprint employees *due to changes to retiree health care and life* insurance properly excluded under rule 14a-8(i)(7)(i.e., general employee benefits)); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan); See Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits).

C. SUGGESTING IN THE STATEMENT OF SUPPORT THAT THE BOARD EXAMINE 'ALTERNATIVES TO A COMPANY-PAID SOCIAL INSURANCE SYSTEM' SUCH AS 'UNIVERSAL HEALTH CARE THROUGH THE PUBLIC SECTOR' DOES NOT RAISE ANY SIGNIFICANT POLICY ISSUES AND IS, OF ITSELF, IS YET ANOTHER MATTER THAT FALLS SQUARELY WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS UNDER RULE 14a-8(i)(7).

1. Legal Background

To the extent the Statement Of Support suggests that IBM take the lead in examining "universal healthcare through the public sector" as an alternative to our existing "company-paid social insurance system," this too is clearly another ordinary business matter. In this connection, numerous staff letters have concluded other proposals seeking similar ends are fully excludable under Rule 14a-8(i)(7) as part of the Company's ordinary business operations. See, e.g. International Business Machines Corporation (January 21, 2002)("the 2002 Proposal") (proposal which would have company join with other corporations in support of a properly financed national health insurance system as an alternative for funding employee health benefits determined to be properly omitted as "ordinary business, as "it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations.") In addition to the fact that this suggestion is not in the Proposal, to the extent this portion of the Statement of Support appears to seek the same end as the 2002 Proposal, it is also excludable as a proxy matter under Rule 14a-8(i)(7), inasmuch as it would necessarily involve IBM in the political or legislative process relating to an aspect of IBM's operations.[4]

The instant Proposal is also very similar to a number of other stockholder proposals which were lodged with other companies in the early 1990s, when national health insurance was a more popular issue. Even then, when faced with multiple stockholder proposals on this subject, the staff's position was uniformly clear. In all of those earlier cases advocating or otherwise promoting national health care coverage or similar insurance, the staff uniformly concurred with corporations that proposals on this subject could be omitted from their proxy materials under the ordinary business operations exclusion. For example, in Chrysler Corporation (February 10, 1992), a stockholder proposed that the registrant "*actively support and lobby for UNIVERSAL HEALTH coverage*". That proponent suggested that such health coverage should replace all existing health programs with a voucher system, and suggested an interesting and novel mechanism for implementing such a program. That proponent was apparently knowledgeable on the subject matter. He maintained that his approach would reduce company costs and benefit Chrysler by releasing "enormous monies for consumer and capital spending which will be available for designing and producing quality world class services and products." The staff properly excluded that proposal as "ordinary business" under former Rule 14a-8(c)(7) because it was "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations."

In Brunswick Corporation (February 10, 1992), another similar stockholder proposal was filed, seeking for the registrant to establish a committee of the board to prepare ***a report*** (i) comparing health standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States. That stockholder proposal, strikingly similar to the instant one filed by Mr. Sullivan, was also properly excluded by the staff under former Rule 14a-8(c)(7), as it was found to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations.

Here, much of the instant Proponent's Statement of Support focuses on IBM's unnamed "foreign competitors" who**, in the Proponent's view**, aren't burdened with increasing health care costs like we are here in the U.S., since such costs are borne by foreign governments that assume a large portion of those costs. Aside from issues of factual accuracy, which need not be examined for purposes of excluding the submission under Rule 14a-8(i)(7), the Proponent, after noting in the 5th paragraph that "America remains

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[4] It is noteworthy that Mr. A.P. (Sandy) Anderson, **President** of Benefits Restoration, sent three of IBM's senior executives an e-mail letter on September 16, 2004, attached as **Exhibit B** hereto, specifically asking IBM to "work on the issue of Health Care here in Vermont." Noting the need for change in health care, Mr. Anderson asked IBM "to take the lead in health care **cost reduction** and demonstrate a commitment to providing support to its employees and retirees by **reining in the cost of health care**." Such letter also stated that "[i]f ever there was an opportunity to develop a 'Pilot Project' for some form of single-payer health care, this would be the place to attempt it." Finally, the letter noted the writer's belief that "if IBM were to let Governor Douglas know that you were interested in piloting improvements here in Vermont, he and the legislature would jump at the opportunity." See **Exhibit B**. This letter from the President of Benefits Restoration, like the Statement of Support, clearly suggests that IBM involve itself in the political or legislative process relating to an aspect of our Company's operations (IBM employee and retiree health care benefits).

the only industrialized nation that does not provide universal healthcare through the public sector," urges in the final paragraph that we should "*lead the way in examining alternatives to a company-paid social insurance system that disadvantages IBM in the global economy.*"

While the matter of having universal health care paid for through the public sector may well be an interesting idea **to the Proponent**, the subject matter we are dealing with here clearly involves a matter of ordinary business (company health care benefits). Moreover, the activities suggested by this portion of the Statement of Support -- for IBM to "lead the way" in this arena – would necessarily require IBM to become involved in the political or legislative process relating to an aspect of IBM's operations (company health care). As such, this Proposal cannot be a proper vehicle for advancing such an end under Rule 14a-8(i)(7).

In its heyday, numerous other national health care reform proposals were lodged in the early 1990s by a variety of different stockholders. As noted earlier, the Commission uniformly and continuously **rejected** all attempts from such earlier stockholder proponents to characterize their proposals on national health care reform as anything other than ordinary business. **A simple comparison of those earlier national health care reform proposals to the instant one should lead the staff to again conclude that if all of those national health care reform proposals implicated nothing more than ordinary business in an era when such proposals were in vogue, the instant Proposal should now be similarly excluded as ordinary business under Rule 14a-8(i)(7).** See, e.g., Pepsico, Inc. (March 7, 1991), where the staff concluded that a shareholder proposal calling for the establishment of a "committee of the Board consisting of outside and independent directors for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" could be excluded from their proxy materials as ordinary business under former Rule 14a-8(c)(7) . Notwithstanding the purported "*policy nature*" of the Pepsico proposal and the independent board committee report sought by the stockholder proponent, the Commission staff found **no** substantial social or other important policy issue in the proposal which would take it outside of the ordinary business exclusion, and determined that it could properly be omitted from the company's proxy materials. The same result should apply here.

Utilizing this same reasoning, a variety of other registrants were able to omit similar stockholder proposals relating to the impact of national health care reform legislation on their companies under the ordinary business exclusion. See Albertson's Inc. (two letters dated March 19, 1992)(separate decisions of the Commission declining to review the Division of Corporation Finance's letters dated February 10, 1992 excluding stockholder proposals from both NYCERS and UBC General Officers' Pension Fund relating to national health care reform on ordinary business grounds); Dole Food Company (February 10, 1992)(proposal seeking to establish committee of the Board "for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as ordinary business, as proposal was determined to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations. **By letter dated March 19, 1992, the Commission declined to review the staff's position in Dole**.); GTE Corporation (February 10, 1992)(proposal from Carpenters General Officers and Representatives Retirement and Pension Plan that directors establish a Health Care Review Committee of the Board "for the purpose of evaluating the impact of various health care reform proposals on the company" properly excluded by staff as ordinary business, as proposal was determined to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations); Minnesota Mining and Manufacturing Co. (February 10, 1992)(proposal by United Brotherhood of Carpenters General Officers and Representatives Retirement and Pension Fund that directors establish a Health Care Review Committee of the Board "for the purpose of evaluating the impact of various health care reform proposals on the company" properly excluded by staff as ordinary business, as proposal was found to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations); Tribune Company (March 6, 1991)(proposal seeking a report which included "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as part of the company's ordinary business operations); Minnesota Mining and Manufacturing Company (February 6, 1991)(proposal by United Brotherhood of Carpenters General Officers' Pension Fund to have the company's board prepare a special report including "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as part of company's ordinary business operations); Knight-Ridder, Inc. (January 23, 1991)(proposal requesting a report, including "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the corporation" properly excluded by staff as ordinary business); Albertsons, Inc. (January 22, 1991)(proposal from the United Brotherhood of Carpenters General Officers' Pension Fund seeking a special report of the company's board including, inter alia, an "evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as ordinary business). Following review of a January 25, 1991 letter from the stockholder proponent in Albertsons, Mr. William E. Morley, then Chief Counsel-Associate Director (Legal) at the SEC wrote to the stockholder proponent and stated that he was "unable to conclude that there is any basis for reversing the Division's response of January 22.") The instant Proposal should be similarly excluded as falling within this Company's ordinary business operations.

It is notable that the New York City Employees' Retirement System (NYCERS), the stockholder proponent in both the 1992 Brunswick and Dole letters, challenged the SEC's determinations that its proposals could be excluded as ordinary business, moving in each instance for a preliminary injunction in separate actions in the U.S. District Court for the Southern District of New York. **District Judge Patterson *denied* NYCERS' motion in the Brunswick matter, upholding the Commission's determination that the proposal could be excluded as ordinary business . See New York City Employees' Retirement System v. Brunswick Corp., 15 E.B.C. 1266 (S.D.N.Y. 1992).**

While District Judge Conboy *granted* NYCERS' motion in Dole, 15 E.B.C. 1467 (S.D.N.Y. 1992)[5], such decision was dismissed by the U.S. Court of Appeals for the Second Circuit as moot. New York City Employees' Retirement System v. Dole Food Co., 969 F.2d 1430, 15 E.B.C. 2339 (2nd Cir. 1992). More importantly, the final decision of the Court of Appeals dismissing Dole's appeal for mootness **also** vacated the judgment of the district court *for the very purpose of removing its precedential value and of restoring the issue that the District Court purported to decide (whether the matter fell within the ordinary business exception) to the status of an open question.* See New York City Employees' Retirement System v. Dole Food Co., 969 F.2d at 1435, 15 E.B.C. at 2343-44. Inasmuch as the registrant in Dole had the same concern at the time of its own appeal, the final opinion by the Court of Appeals for the Second Circuit made clear to all interested readers that:

> [A]ny objection by Dole that the district court's disposition of this case will be *res judicata* as to any future suit is incorrect. As noted earlier, the usual procedure when a civil case becomes moot on appeal is to vacate the judgment below and remand with directions to dismiss the case. [Citations omitted.] The reason for this is precisely to avoid giving preclusive effect to a judgment never reviewed by an appellate court. [Citations omitted.] *The legal question of whether Rule 14a-8 mandates inclusion of NYCERS' proposal in Dole's proxy statement therefore remains unresolved.* For the foregoing reasons the appeal is dismissed as moot. The order of the district court is vacated and the case is remanded with directions to dismiss the action.

969 F.2d at 1435, 15 E.B.C. 2343-44 (emphasis added).

Moreover, to the extent that there was any substantive comment on the District Court's opinion at the U.S. Court of Appeals level in Dole, it can be found in the concurring opinion of Senior Judge Pollack, and consists of his clear criticism of the District Court's opinion, not approval. Senior Judge Pollack concurred specifically with vacating the district court's order and restoring the question to "unresolved." He explained:

> I concur in the result reached by the Court. I dissented from the Court's order of May 28, 1992 which decreed merely that the appeal from the order of the District Court be dismissed as moot.

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[5] At least one stockholder has attempted, **unsuccessfully**, to bootstrap upon the District Court's decision in Dole, by arguing that a stockholder proposal to study legislative and regulatory proposals on cash balance pension plan conversions fell outside a registrant's ordinary business operations. Such argument was correctly rejected by the staff. See International Business Machines Corporation (March 2, 2000) (proposal requesting that the board establish a committee of outside directors to prepare a report on the potential impact on IBM of pension-related proposals now being considered by national policy makers, including legislative proposals affecting cash balance pension conversions and related issues); EDS (March 24, 2000) (to same effect); The proponent in the IBM and EDS letters has, more recently, backed away from using the format of the Dole proposal as a springboard for its position on cash balance pension plans, but its proposal nonetheless continues to be excluded as an "ordinary business" matter. See Niagara Mohawk Holdings, Inc. (March 5, 2001)(evaluating the impact of legislative and regulatory actions on pension-related proposals is an ordinary business matter).

> **At that time, it appeared to me that the District Court erred in disregarding the long line of SEC no-action letters stating that health care reform proposals identical or similar to the proposal at issue here may be excluded under Rule 14a-8(c)(7). The SEC's interpretation of its own administrative regulations is entitled to great weight.** [Citations omitted.] As I viewed it, NYCERS' proposal called for no corporate decision to take or not take any action, and, in fact, did not involve corporate policy at all, and therefore was an undisguised attempt to involve Dole in a national political debate. **The SEC's no-action letter and in general its position on shareholder proposals involving health care reform (consisting of no-action letters on 12 health care reform proposals submitted by shareholders to companies in the last two years) made this a classic case for deferral to the SEC.**
>
> The Opinion on this appeal now concludes that "the order of the district court is vacated and the case is remanded with directions to dismiss the action," thus *implementing the usual procedure when a civil case becomes moot on appeal.* **The holding specifically states that the "legal question of whether Rule 14a-8 mandates inclusion of NYCERS' proposal in Dole's proxy statement remains unresolved."**
>
> I therefore now withdraw my dissent for practical reasons and concur in the result reached by the Court.

15 E.B.C. at page 2344 (emphasis added).

Thereafter, the Commission has been consistent in **continuing to exclude** national health care proposals following the appellate decision vacating the District Court ruling in Dole. In the more recent decisions of the Commission in Brown Group, Inc. (March 29, 1993 and May 6, 1993), the SEC concurred with the registrant's request to omit a proposal from the Amalgamated Clothing and Textile Workers Union ("ACTWU"), which proposal similarly requested that "the Board of Directors establish a Committee of the Board ("Committee") for the purpose of evaluating the impact of various health care reform proposals on the Company" and report on it to shareholders.

In an unsuccessful attempt to characterize their proposal as raising matters beyond "ordinary business," the ACTWU maintained that health care costs would likely be decisively affected by the course of the public policy debate and sought a policy-level analysis of the issue because of the "potential impact" on company expenses and because of the purported significant public policy issues concerning health care.

The staff, as well as the full Commission, **rejected** the ACTWU's request to characterize their proposal as raising any substantial policy issues. As a result, the SEC concurred with the registrant's request to exclude the proposal as part of the company's ordinary business operations. See Brown Group, Inc. (March 29, 1993 and May 6, 1993).[6] The issue in Brown was virtually identical to the Dole matter, as well as most of the other letters we have cited above on national health care reform matters. The same result was reached in Chrysler Corporation (March 29, 1993)(proposal to support universal health care program concepts that minimize the need for costly public and/or private bureaucracies was excluded as ordinary business because the proposal was directed at involving the company in the political or legislative process relating to an aspect of the company's operations.)

In sum, we believe SEC precedent on this matter is clear. Indeed, our research has not turned up any other companies receiving any proposals on this subject, and we continue to believe the SEC should treat the current Proposal the same way that it has uniformly handled each of the earlier stockholder proposals of this nature. It should be excluded as raising issues which fall squarely within the Company's ordinary business operations.

2. IBM's Ordinary Business Activities

As applied to IBM in the instant case, the essence of this part of the Statement of Support would have IBM include in its examination of the competitive impact of rising health insurance costs the issues associated with implementing "universal health care through the public sector" in substitution for the existing "company-paid social insurance system." Examining the impact of any such activities would necessarily relate directly to the day-to-day functions of (i) the Company's HR department and their own benchmarking activities, together with the activities of (ii) HR's legal support team (known as the IBM Human Resources Law Group ("HRLG")), and (iii) the IBM Corporate Governmental Programs Office. As noted earlier, ongoing assessments of various *existing* health care programs and their associated costs -- including various potential alternatives thereto -- are effected in the ordinary course of business by IBM's HR department, working in tandem our Procurement and Accounting / Auditing functions.

As part of its regular assessments, the HR department regularly calls upon the expertise of IBM's HRLG to help ensure, in evaluating any health care alternatives and making various recommendations to IBM management, that IBM remains in compliance with all laws, rules and regulations. In addition, IBM's HR department, with the able assistance of its HRLG, works carefully to ensure that IBM complies with the terms and conditions of all existing contracts, and scrutinizes any proposed contracts which may be needed to implement management recommendations. Part of IBM's HRLG's own day-to-day function is to analyze the legality of any actions proposed by the HR department, including changes to the Company's benefit plans, as well as suggestions to implement various alternatives thereto (including all design, cost, coverage and administration issues).

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[6]Following such determination of the Commission in Brown Group, Inc., the ACTWU immediately petitioned the U.S. Court of Appeals for the Second Circuit to review the decision of the Commission not to bring an enforcement action against the Brown Group for omitting the stockholder proposal, and named the SEC as the respondent. See Amalgamated Clothing & Textile Workers Union v. SEC, 15 F.3d 254 (2d Cir. 1994). However, the Second Circuit dismissed ACTWU's petition based on its lack of jurisdiction over the matter.

This would necessarily include any plans the HR might entertain to support a national health insurance initiative.

As a specialized group of competent in-house corporate headquarters attorneys, the HRLG regularly examines proposals to effect legislative changes at the federal, state and local levels, and engages in other types of collaborative efforts, either with other corporations or with industry groups, or both. Such efforts require our HRLG to maintain a keen understanding of the patchwork of laws, rules and regulations on the subject matter at issue (i.e., in this case employee health benefits), as well as an ability to comprehend and counsel others to adhere to the terms of existing health benefit arrangements under which IBM is operating in providing such health benefits to our employees and retirees. Understanding and complying with the terms of the Company's many health plan benefits is complex, as such plans are subject to a variety of federal, state and local governmental regulations.

To this end, IBM's HRLG members must study the laws, rules and regulations in order to maintain and build upon their specialized legal expertise in all matters relating to employee benefit plan design and administration. In taking particular care to help ensure that the Company remains in compliance with all applicable laws, which include, among others, tax, labor, and equal employment opportunity laws, members of the HRLG interface regularly with such federal agencies as the Internal Revenue Service (IRS), the Department of Labor (DOL), the Occupational Health and Safety Administration (OSHA), the Pension Benefit Guaranty Corporation (PBGC) and the Equal Employment Opportunity Commission (EEOC), as well as a host of other agencies at the state and local level responsible for health and human resources matters, all in the ordinary course of business. In addition, the HRLG members supplement their own legal expertise through judicious consultation with outside counsel, who maintain specialized legal expertise on all aspects of employee health benefits and plan administration. The HRLG further builds upon their own expertise, in the ordinary course of business, through regular interaction with their peers in other companies, by regularly attending continuing education seminars in order to keep abreast of constant changes in applicable laws, as well as by participating in specialized industry groups knowledgeable on health care and related personnel matters. The Company, when provided with expert legal analyses, advice and counsel from its HRLG team, is able to make informed and intelligent business decisions on what the best course of action for the Company should be. These necessarily include decisionmaking on Company health care plans and the various alternatives thereto. All of the above-referenced tasks are undertaken and handled by the Company on a day-to-day basis as part of our ordinary business operations.

To the extent this part of the Statement of Support suggests our Board should lead the way in examining universal healthcare through the public sector as an alternative to a company-paid social insurance system that disadvantages IBM in the global economy, this is clearly another ordinary business matter for multiple IBM working groups. In connection with some of the specific matters raised by the Proposal, IBM's HR department and the HRLG are already integrally involved in reviewing a variety of proposed legislation, as well as participating in the ongoing regulatory process, both in

Washington, as well as at the state and local levels, in order to help ensure that IBM is both kept aware of such activities, and takes appropriate action with respect to pending legislation and regulations on health care with cost impact to IBM. Moreover, members of the HR department and the HRLG are not merely reactive; they are proactive. IBM's HR department and the HRLG participate in various industry groups, where they already interface and team with their legal and business counterparts in other corporations on a variety of health care matters where health care benefit cost is one of the focus items. Furthermore, the HR department and the HRLG already work together with our Corporate Governmental Programs Office, which office is charged with the primary mission of analyzing and commenting on pending and potential regulatory and legislative initiatives of the very type sought in the instant Proposal.

As noted above, IBM's Corporate Governmental Programs Office is responsible for managing IBM's *worldwide* public policy issues and government relations. These responsibilities include formulating IBM's position on all public policy issues, representing IBM's views to government decision makers as part of the public policy debate, and coordinating all IBM representations, either directly or through industry associations, before governments on public policy issues. In this connection, our Corporate Governmental Programs Office is staffed with experienced and specialized professionals well-versed in the issues, who focus, report and comment on a variety of regulatory and legislative issues pending worldwide which have an impact on our Company. These issues include, among many others, health care, and its associated cost to IBM. Our Governmental Programs Office also maintains good public relations and effective relationships with elected officials and government departments that affect our business. In establishing a public position on the issues that affect our business, the Company considers whether that position conforms to IBM's policies and practices, as well as its potential impact. The Governmental Programs Office also has its own dedicated in-house legal counsel, as well as access to outside consultants, industry groups and others in order to help ensure that the Company remains abreast of all potential changes in applicable laws and regulations affecting the Company. For many years, the HR department and the HRLG have teamed with the Corporate Governmental Programs Office on pending issues affecting employee health benefits. All have been involved both in the review of both existing laws as well as interfacing with other corporations and industry groups on pending legislation and regulations, including the type of legislation which would be required to implement "universal health care through the public sector", all as part of IBM's ordinary business operations.[7]

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[7] Supporting or opposing legislation that affects a corporation's ordinary business operations is, in itself, ordinary business. Pacific Telesis Center (February 2, 1990)(proposal recommending "that the Board adopt a corporate policy committed to providing the timely development of quality *affordable child care assistance* to its employees through corporate action and State and Federal laws" was excluded as ordinary business because the subject matter contemplated by the Proposal -- employee benefits such as child care -- was related to the company's ordinary business operations); Southern California Edison Co. (January 20, 1984)(proposal mandating that neither corporate funds nor manpower shall be expended in support of, or opposition to, legislation at the local, state or national level which does not bear directly on the business interests of the Company was properly excluded by staff as ordinary business, "since it appears to deal with a specific referenda or lobbying activity that relates directly to the Company's ordinary business (i.e., the protection of the safety of its employees")). To the extent the Statement of Support encourages IBM to

The principles that can be gleaned from existing staff letters, which letters have uniformly concurred in the exclusion of a variety of similar stockholder proposals as ordinary business matters, are fully applicable to exclude the instant health care cost Proposal as a matter relating to IBM's own ordinary business operations. The Proposal should be excluded under Rule 14a-8(i)(7). *See* Pacific Enterprises (February 12, 1996)(proposal seeking for the company to dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was properly excluded by staff under former rule 14a-8(c)(7) because it deals with a matter of the Company's ordinary business operations (i.e., directed at involving the Company in the political or legislative process that relates to aspects of the Company's operations)).

In sum, the Company continues to believe it best to confine the resolution of ordinary business matters to our management and board of directors. Therefore, the instant Proposal, which relates to the Company's ordinary business operations, should be excluded under Rule 14a-8(i)(7). Further, since the Proposal fails to raise any significant policy issues sufficient to take it outside the realm of ordinary business, the Company respectfully requests for the Proposal to be excluded in its entirety under Rule 14a-8(i)(7). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement

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take actions which would support legislation advancing the ends sought by the Proponent, the same result should apply here, and the Proposal excluded under Rule 14a-8(i)(7).

The Proposal is also fully excludable as "ordinary business" under a similar reasoning utilized by the staff in a long line of letters excluding proposals dealing with "specific lobbying, advertising and other activities relating to the conduct of the Company's ordinary business operations." See General Electric Company (February 2, 1987)(proposal to prepare a cost-benefit analysis of the company's nuclear promotion from 1971 to the present, including costs related to lobbying activity and the promotion of nuclear power to the public); Consolidated Edison Company of New York Incorporated (April 30, 1984) (proposal relating to a request that the Company cease contributions to the U.S. Committee for Energy Awareness and a request that the Company publish a report discussing its contributions and lobbying efforts in support of nuclear and coal energy sources properly excluded under former Rule 14a-8(c)(7), "since it appears to deal with specific lobbying, advertising and other activities that relate to the operation of the Company's business."); Dr. Pepper Company (February 2, 1978)(proposal "not to spend any more money to defeat 'Bottle Bill' referenda or legislative attempts in various states" was properly excluded under former Rule 14a-8(c)(7) "since the proposal would appear to direct the management to take action with respect to a matter relating to the conduct of the ordinary business operations of the Company (i.e., the expenditure of Company funds to influence legislation affecting the packaging of their products")); General Motors Corporation (March 17, 1993)(proposal seeking to have company cease all lobbying and other efforts to oppose the "Bryan" bill or any similar legislation that would increase CAFE (Corporate Average Fuel Economy) standards was properly excluded by staff under former rule 14a-8(c)(7), with the staff noting that the proposal "appears to be directed toward the Company's lobbying activities concerning its products" and therefore "to deal with decisions made by the company with respect to its business operations"); see also Philip Morris Companies Inc. (February 22, 1990)(proposal seeking report on company's lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets properly excluded as ordinary business--lobbying activities concerning its products); Philip Morris Companies Inc. (January 3, 1996)(refraining from legislative efforts to preempt local ordinances concerning sale, distribution, use, display or promotion of cigarettes or other tobacco products excluded as ordinary business -- lobbying activities concerning the company's products). The very same result should apply here to the instant Proposal, and to any lobbying activities implicitly suggested by the Statement of Support in connection with establishing a national health insurance system. It should be excluded under Rule 14a-8(i)(7).

action be recommended to the Commission if it excludes the entire Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of a Proposal relating to the redress of a personal claim or grievance against the company designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large. This is precisely such a Proposal.

As noted earlier, the Proponent is an IBM retiree. More importantly, he is a founder and the Vice President of Benefits Restoration, Inc. (formerly known as Benefits Restoration@IBM)[8], ***and has expressly signed the Proposal in such capacity***. The organization states that it was founded by IBMers and their families in order to resist actions taken by IBM which "greatly reduced [IBM's] share of the cost of our medical benefits" and now demands that IBM "restore the medical coverage that was promised." In this connection, the initial December 2003 Newsletter for Benefits Restoration@IBM (**Exhibit C**) located at (www.benefitsrestoration.org), described the organization as follows:

> We are an organization of IBM retirees, IBM retirees' spouses and IBM employees, which is growing in size and possesses a significant IBM share voting strength.
>
> We *are united* by our belief that over the years IBM has committed *lifetime* medical benefits to employees who stayed with them until retirement.
>
> **We *are united* by our resistance to IBM's recent actions that greatly reduced their *SHARE of* the cost of our medical benefits.**
>
> We *are united* in our demand that IBM honor its contract with us and restore the medical coverage that was promised.
>
> We *are united* by our belief that IBM recruited employees with the promise of providing a "total compensation package" (salary and benefits) from cradle to grave and agree that IBM has since broken that promise.
>
> We welcome and encourage you to join us in our efforts. Please review our *MISSION STATEMENT, OBJECTIVES and TACTICAL PLAN.*

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[8] The website describes the reason for the name change:

"When we started this organization, we thought "BenefitsRestoration@IBM" sounded both snappy and self-explanatory. However, we later learned that in order to register as a 501c4, we must not restrict our focus to just one group (i.e., IBM retirees)."

MISSION STATEMENT

Ensure that fair and equitable benefits exist for all IBM retirees.

KEY ORGANIZATIONAL OBJECTIVES

- ***Restore IBM retiree medical benefits to their originally promised levels.***
- Ensure that all future IBM actions taken that concern IBM retiree benefits are consistent with those earlier promises.
- Work with legislators and others to change existing laws that negatively impact retiree benefits.
- Work with legislators and others to ensure that all future legislation impacting IBM retiree benefits are fair, equitable and meet the test of consistency with promises made.

Inform, educate and actively involve the "BenefitsRestoration@IBM" membership concerning retiree benefits issues.

PLANNED STRATEGIC ACTIONS

- ***Negotiate with IBM as a representative of all current and future IBM retirees and their spouses.***
- When applicable, coordinate our formulated plans with other organizations such as NRLN (National Retiree Legislative Network), Alliance@IBM and others.
- Initiate and develop a working relationship with elected officials (in Vermont, Senators Pat Leahy and Jim Jeffords and Rep. Bernie Sanders). Use those relationships to promote and weave our organization's platform into the legislative process.
- ***When deemed necessary, use the legal system to make appropriate change occur (i.e. the possibility of a class action suit against IBM for breach of contract).***
- Communicate to the media. Promote the organization's platform and keep the public informed about IBM and legislative body activities as they pertain to our organizational objectives.

(Exhibit C) (emphasis added)

Benefits Restoration@IBM's first press conference was covered in their January 2004 Newsletter, with the following quote from the President:

> *"You can think of this organization as a swat team," says Sandy Anderson at the press conference. "We've got one objective; IBM medical benefits and the restoration of those benefits back to their original levels."*

(Exhibit D at pp. 1-2) (Emphasis added)

With its "***one objective***" being the restoration of IBM medical benefits at their original (cost) levels, Benefits Restoration has since taken a variety of actions. The organization noted that making itself heard at IBM's annual meeting on IBM's medical benefits was another goal. The January 2004 newsletter expressly provided that:

"Another of our tactics is the development of a voice that demands we be heard at the annual IBM shareholders meeting. We members of BenefitsRestoration control nearly 400,000 shares of IBM stock. We will expand on this base by opening dialogue this month with institutional shareholders who control 57% of outstanding IBM shares."

(Exhibit D at p.2) (Emphasis added)

Indeed, in the same newsletter, **the instant Proponent (Gary Sullivan)** wrote in search of documents and other information from its readership which could be used against IBM.

*"**You may have gold in your attic!!** – We need all the data and information we can assemble as we go forward to remind Americans that the **social contracts** entered into by big business are binding on those businesses today.*

Please let me know what you have for documents issued by the company describing benefit plans. Many documents portray the commitments made by IBM in return for your loyalty in their time of need. Please don't overlook anything: old "About Your Company" books, copies of the pitches used to sell us on benefits for life as part of our compensation and disks and computer runs showing how good things would be.

Let me know what you have by emailing me at gsulliv@wmconnect.com

*Thank you – **Gary Sullivan**"*

(Exhibit D at p.6) (Emphasis added)

The August 2004 Newsletter mentions specifically that the organization was in the process of preparing stockholder proposals for the 2005 IBM Stockholders Meeting. Notably, such proposals were stated to be **"in line with the mission and objectives"** of the organization. In its words:

"Although we feel it premature to mention specific details, ***we will tell you that those proposals will be in line with the mission and objectives of BenefitsRestoration.*** "

(Exhibit E at p.1) (Emphasis added)

The instant Proposal certainly is in line with the "***mission and objectives of Benefits Restoration,***" but as will be described *infra*, under Rule 14a-8(i)(4), the "***mission and objectives of Benefits Restoration***" -- i.e., the restoration of IBM medical benefits back to their original levels -- are simply NOT shared by IBM stockholders at large.

This organization's focus on understanding IBM's benefit "costs" is also clearly noted in the most recent newsletter found on the website (November 2004) **(See Exhibit F).**

Like the Proposal, the November 2004 Newsletter describes Benefits Restoration's current crusade to drill down and fully understand IBM's actual medical plan costs, as well as to reconcile specific health plan cost data with one of our foreign competitors (Hitachi). The personal nexus of the Proponent, as the founder and Vice President of this organization, to the cost items expressly called for in the Proposal could not be more obvious.

In this vein, the November 2004 Newsletter notes favorably the financial information provided by Hitachi (a competitor) to its employees/retirees, and complains about the information from IBM. Specifically, the newsletter states, in pertinent part:

> Just to get you annoyed, I recently received a letter from a member comparing the medical benefits offered by Hitachi after they took over the San Jose site and IBM's medical plans. Hitachi lays out for all to see the total cost of medical premiums and then what the employee pays...very open and above board.
>
> Here is what I see:

	TOTAL BENEFIT $ SELF+SPOUSE	TOTAL EMPLOYEE CONTRIBUTION	RETIREE CONTRIBUTION
EQIVALENT LOW-PPO	$552	$105	$452

> Note that the two columns represent Hitachi data and are indicative of rates that a large corporation can negotiate. **The "Retiree" column represents the medical payments in 2005 by an under 65 California IBM retiree based on IBM's latest package. I was very impressed that Hitachi clearly shows what they pay in total and what the employee share is...would that IBM do the same for its retirees. Instead IBM insists that they pay $7,500 for every retiree under age 65 and $3,500 for those over 65. Something in their math does not compute; $7,500 should buy a very nice health insurance policy all by itself. In a nutshell, if you wondered if you are paying a large share of the total cost of insurance, the answer is YES! This data shows that, given a health insurance plan that costs $552/month as negotiated by a large competitive corporation, that corporation pays about 85% of the total cost for its employees. As retirees we pay 82% of the total cost. This is based on an assumption that IBM can negotiate insurance premiums as well as a competitor can.**
>
> I am accumulating information by state and note that Vermont and California are exactly the same in terms of coverage and cost....among the highest. New York is actually approximately 20-30% lower depending on which plan and whether you are claiming yourself or yourself plus spouse. Also, it appears that New York State has enjoyed a slight reduction in premiums from 2004 to 2005..approximately 2-6% lower for retiree plus spouse. **I will keep slugging through the other states as I get them together.** [9]

(Exhibit F at p.2) (Emphasis added)(*sic*)

In short, the Proposal is a transparent attempt by the Proponent to secure for himself and his organization detailed health care cost data from IBM that the Proponent and Benefits Restoration seek to use for their own personal ends, whether it be litigation against IBM, negotiation with IBM to reduce the "costs" retirees must pay for their own health care benefits, the advancement of the organization's legislative agenda, or otherwise. While securing such cost data from IBM may be of benefit to the Proponent and his organization and its own mission, it is of no benefit to IBM stockholders at large.

The Company fully believes that the instant Proposal is otherwise fully excludable under Rules 14a-8(i)(7) as an ordinary business matter. In addition, this Proposal is also excludable under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will

[9] As part of IBM's efforts to be responsive to our retirees and their benefit questions, following the suggestion of Mr. Sandy Anderson, President, Benefits Restoration, IBM established a role for a person at our Employee Services Center, in Raleigh, North Carolina, to handle retiree questions *exclusively*.

accrue to him and other members of Benefits Restoration. In addition to the publicity he would receive for Benefits Restoration by having this Proposal in our proxy materials, having IBM furnish the detailed health care cost information the Proponent seeks advances only personal ends, whether those ends are to aid the Proponent in litigation or other activities against IBM, to advance legislation or other governmental initiatives sought by the Proponent and his organization, or otherwise.

In addition to the personal benefit that would clearly accrue to the Proponent, the Proposal does ***not*** benefit IBM stockholders at large. In this connection, the Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them **as stockholders** in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

Finally, the fact that the Proponent and some members of Benefits Restoration are IBM stockholders does not lead to any different result. The instant stockholder resolution is simply not a proper matter for consideration **at our annual stockholders' meeting**. In this vein, last April, IBM, being sensitive to questions our employees and retirees had about their benefits, scheduled a special IBMers' Town Hall meeting solely for our employees and retirees. That Town Hall meeting was held after our annual stockholders' meeting, and was separate and apart from it. Some of the very same issues were raised at the IBMers' Town Hall meeting, and Benefits Restoration attended and participated in such meeting. Benefits Restoration subsequently reported in its April 2004 Newsletter that:

> "**Although only a few members of BenefitsRestoration were in attendance at the IBM Stockholders Meeting**, our presence played a major role in a variety of events held prior to, during and after the meeting."
>
> ...
>
> "To the best of our knowledge, for the first time in the history of the IBM stockholders meeting and without prior notice, it was announced that directly following the stockholders meeting, IBM retirees and current IBM employees were invited to attend an IBM town meeting with several IBM executives. This meeting was closed to any outsiders and security was tight as badge numbers were asked for and checked against IBM's database."
>
> ...
>
> "**Many questions centered around health care benefits**, retiree compensation and off shoring of jobs. Approximately 80 people were in attendance."
>
> ...
>
> "Although there was no new news conveyed at the town meeting some of those in attendance felt encouraged that lines of communication had been opened."

See **Exhibit G** at pp. 2-4) **(emphasis added)**

The Proposal is an attempt to have the Company provide the Proponent with information relating to the Company's benefit costs, an ordinary business matter; **see Argument I, supra**. In addition, however, the Proposal is an attempt by the Proponent, as the Vice President of Benefits Restoration, to gain access to proprietary benefit cost information which it has not received from the Company, which information would be used to advance personal ends. Just as it is clear the Proposal would provide direct personal benefit to the Proponent and Benefits Restoration, and their publicity efforts against IBM, such information can and would also be used for other purposes advancing personal ends, which ends are not shared by IBM stockholders at large.

In this connection, the Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them **as shareholders**, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). In discussing such Rule, the Commission has stated:

> **"It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."**

See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982).

Finally, it is important to note that the staff of the SEC has utilized paragraph (i)(4) and its predecessor, Rule 14a-8(c)(4) to exclude proposals in cases where the proposals are drafted in such a manner that they could be read to relate to matters of general interest to all shareholders, where the Proponents were using the proposal as a tactic to redress a personal grievance against the Company. As noted above, we view the instant Proposal as no more than a thinly veiled attempt to use the stockholder proposal process to gain the information it needs to advance the personal ends outlined in this letter. This is simply impermissible under Rule 14a-8(i)(4). See Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to registrant's operations properly excluded as personal grievance); Dow Jones & Co. (January 24, 1994)(facially neutral proposals excluded as personal grievance when viewed in light of other union activities); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the Company by the Proponent"); Storage Technology Corporation (March 21, 1994); Texaco, Inc., (February 15, 1994; March 18, 1993); McDonald's Corporation (March 23, 1992); International Business Machines Corporation (February 5, 1980); American Telephone & Telegraph Company (January 2, 1980). See also Standard Oil Company of California (February 10, 1981).

In sum, we submit that even if the Proposal is read in a more general light, it *should clearly* be viewed in light of all the underlying facts we have outlined hereinabove. The Proponent has filed the Proposal based on his interest in using the cost and other information to advance his own personal agenda, and that of Benefits Restoration. The ongoing personal issues he has with the Company (for raising his and other retirees' share of their health care benefit costs) and the potential uses by him and his organization of the information sought by the Proposal, also makes this Proposal subject to exclusion under Rule 14a-8(i)(4). When the staff views the Proposal in light of the Proponent's personal motivations in filing the Proposal, a clear nexus -- and a personal grievance claim -- is established under Rule 14a-8(i)(4).

Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 2005 meeting, we request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2005 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2005 Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachment

Mr. Gerald A. Sullivan
Vice President, Benefits Restoration, Inc.
Five Alexis Drive
Burlington, VT 05401

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

November 5, 2004

Daniel E. O'Donnell
Vice President and Secretary
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Dear Mr. O'Donnell:

I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement as allowed under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2005 annual meeting.

The resolution requests the Company's Board of Directors to prepare and make available to shareholders, within six months, a report concerning the competitive impact of rising health insurance expenditures on IBM's cost structure.

I am the long-term holder of 598 shares of IBM common stock, with my wife (Lynne M. Sullivan, in joint tenancy), which I have continuously held for more than a decade in my IBM Employee Stock Purchase Program account. We intend to maintain our ownership position through the date of the 2005 Annual Meeting. I intend to introduce and speak for my resolution at the Company's 2005 Annual Meeting.

Thank you for including my proposal in the Company's Proxy Statement. If any further information is needed, please do not hesitate to contact me.

Sincerely yours,

Gerald A. Sullivan
Vice President
Benefits Restoration, Inc.
Five Alexis Drive
Burlington, VT 05401

ATTACHMENT (2 pages)

Report to Shareholders on the Competitive Impact of Rising Health Care Costs

Mr. Gerald A. Sullivan, Five Alexis Drive, Burlington, VT 05401, Vice President of Benefits Restoration, Inc. and the holder of 598 shares of IBM common stock, intends to introduce the following resolution for action by the stockholders at the 2005 Annual Meeting:

RESOLVED: The Stockholders hereby request that our Board of Directors prepare and make available to shareholders, within six months, a report examining the competitive impact of rising health insurance costs, including:

(1) trends in total and average annual per employee health care costs paid by IBM for its active and retired U.S. workforce since 1994;
(2) comparative cost figures for health expenditures per employee in Canada and other nations where IBM employs at least 200 workers;
(3) trends in health costs as a share of IBM's U.S.-originated exports compared to the Company's leading competitors in overseas markets (to the extent data is reasonably available);
(4) the cost of retiree health liabilities, current and projected, compared to leading domestic and foreign competitors (to the extent data is reasonably available); and
(5) any concrete steps or policy options the Board has adopted, or is currently considering, to reduce these costs as a share of total operating costs.

STATEMENT OF SUPPORT

Soaring health care costs are an issue for most large U.S. companies, but the trend is a particular threat to companies like IBM that are heavily exposed to foreign competitors in nations where government assumes a large portion of these costs.

"To saddle the cash flow of American businesses with an obligation that foreign competitors do not have creates serious long-run disadvantages," states Princeton University health economist Uwe Reinhardt.

Over the past 40 years, U.S. health spending has tripled as a share of the nation's gross domestic product, from 5% to 15%. Hospital costs alone are five times higher than in 1965, adjusted for inflation.

Yet large, mature U.S. companies such as IBM continue to act as private social insurance systems – a role primarily assumed by the public sector in other industrialized nations.

America remains the only industrialized nation that does not provide universal healthcare through the public sector. Employers like IBM have long stepped up and paid for high-quality health care coverage for its employees and retirees alike. But in an increasingly global economy, we believe this burden imposes a significant cost disadvantage compared to IBM's leading non-U.S. competitors.

IBM's management team appears to appreciate the potentially severe long-term impact of runaway health costs. At last year's Annual Meeting, CEO Sam Palmisano said: "Health care is a huge societal problem. The costs are escalating 15 to 20 percent a year. I agree it's a crisis today."

Nicholas Donofrio, IBM's senior vice president for technology and manufacturing, has singled out rising health care costs as a major threat to U.S. competitiveness, particularly as the nation's population ages and life spans increase. Speaking recently at MIT on behalf of Palmisano, Donofrio said that healthcare premiums rising annually in the double-digits "raises the cost of production in the U.S." and undermines our competitiveness.

We agree. Because IBM shoulders one of the greatest health care cost burdens among major U.S. companies, we believe our Board should lead the way in examining alternatives to a company-paid social insurance system that disadvantages IBM in the global economy.

#

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabsseclетterstockholderproposals.lwp

Attachment: Original Letter

From: Anderso001@aol.com on 09-16-2004 02:48 PM

To: Nicholas Donofrio/Armonk/IBM@IBMUS; Randy MacDonald/Armonk/IBM@IBMUS
cc: Samuel J Palmisano/Armonk/IBM@IBMUS
Subject: Health Care Suggestion

Benefits Restoration, Inc

September 16, 2004

N. Donafrio

J. R. MacDonald

Dear Sirs:

Some time ago I had suggested to you that IBM might find it in their interests to provide the name of someone to work on the issue of Health Care here in Vermont. I had mentioned that Vermontis a very small state consisting of some 600,000 people and a very much "can do" work ethic. If ever there was an opportunity to develop a "Pilot Project" for some form of single-payer health care, this would be the place to attempt it. The atmosphere here in Vermontis such that pressure to effect change is becoming stronger daily and groups of supporters are beginning to meet and coalesce in support of some form of change.

I am of the opinion that this represents an excellent opportunity for IBM to step to the forefront in both the arena of HR and Technology. I am aware that IBM has made significant progress in health care technology in terms of patient history, scheduling, billing and administration. What an excellent time to bring this technology to Vermont, take the lead in health care cost reduction and demonstrate a commitment to providing support to its employees and retirees by reining in the cost of health care. I frankly think that if IBM were to let Governor Douglas know that you were interested in piloting improvements here in Vermont, he and the legislature would jump at the opportunity.

Randy, you had provided a gentleman to work with Art Richter on this subject but this doesn't seem to be coming to a conclusion. I'd like to suggest that I arrange for you to meet with some knowledgeable people from Vermontwho can provide insight and intelligence into how this might best be approached. These people are not from the retiree organization and are not affiliated directly but rather represent a cross section of people that I feel we can both support in this endeavor. This meeting can be held at a time and place of your convenience.

Sincerely,

A P Anderson

President

32 Tarbox Rd• Jericho, VT• 05465

Phone: 802-899-3487

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

BENEFITSRESTORATION@IBM
* NEWSLETTER *

Volume 1, No. 1++++++++++++++++++++++++December, 2003

TO: IBM Retirees, IBM Retirees' Spouses and Current IBM Employees -

INTRODUCTION

IBM shocked the retiree community by increasing the cost of medical coverage by 300% over last year's rate. The action was taken with no warning and with the steadfast position that IBM could do this because they always said they could!

Hundreds of IBMers have united to fight back. They have joined together in an organization called BenefitsRestoration@IBM. They do not stand alone. Scores of congressmen are co-sponsoring a House Bill to reverse these un-American actions taken by American businesses.

Several weeks ago, after receiving numerous calls about massive health care premium increases that IBM retirees were seeing, Rep. Bernie Sanders held a meeting in Essex Junction, VT for IBM retirees to discuss the issue.

Prompted by the level of interest generated both prior to and during that meeting, IBM retiree Sandy Anderson, a former IBM Burlington VT manager, began actively investigating ways to provide a collective voice to the retirees' concerns.

With that goal in mind, a core group of IBM Burlington retirees recently joined together and created a non-profit organization that is providing a forum for those retiree concerns. That organization, BenefitsRestoration@IBM, has a clearly defined mission, aggressive objectives and carries a strong sense of direction.

OUR BELIEFS

We are an organization of IBM retirees, IBM retirees' spouses and IBM employees, which is growing in size and possesses a significant IBM share voting strength.

We *are united* by our belief that over the years IBM has committed *lifetime* medical benefits to employees who stayed with them until retirement.

We *are united* by our resistance to IBM's recent actions that greatly reduced their *SHARE of* the cost of our medical benefits.

We *are united* in our demand that IBM honor its contract with us and restore the medical coverage that was promised.

We *are united* by our belief that IBM recruited employees with the promise of providing a "total compensation package" (salary and benefits) from cradle to grave and agree that IBM has since broken that promise.

We welcome and encourage you to join us in our efforts. Please review our *MISSION STATEMENT, OBJECTIVES and TACTICAL PLAN.*

MISSION STATEMENT

Ensure that fair and equitable benefits exist for all IBM retirees.

KEY ORGANIZATIONAL OBJECTIVES

- Restore IBM retiree medical benefits to their originally promised levels.
- Ensure that all future IBM actions taken that concern IBM retiree benefits are consistent with those earlier promises.
- Work with legislators and others to change existing laws that negatively impact retiree benefits.
- Work with legislators and others to ensure that all future legislation impacting IBM retiree benefits are fair, equitable and meet the test of consistency with promises made.
- Inform, educate and actively involve the "BenefitsRestoration@IBM" membership concerning retiree benefits issues.

PLANNED STRATEGIC ACTIONS

- Negotiate with IBM as a representative of all current and future IBM retirees and their spouses.
- When applicable, coordinate our formulated plans with other organizations such as NRLN (National Retiree Legislative Network), Alliance@IBM and others.
- Initiate and develop a working relationship with elected officials (in Vermont, Senators Pat Leahy and Jim Jeffords and Rep. Bernie Sanders). Use those relationships to promote and weave our organization's platform into the legislative process.
- When deemed necessary, use the legal system to make appropriate change occur (i.e. the possibility of a class action suit against IBM for breach of contract).

- Communicate to the media. Promote the organization's platform and keep the public informed about IBM and legislative body activities as they pertain to our organizational objectives.

MEMBERSHIP REQUIREMENTS

If you are an IBM retiree, IBM retiree's spouse or current IBM employee, regardless of IBM work experience or geographic location and you are interested and committed to work toward these united goals then sign up now!

We are asking each member for a contribution of $20 that will be applied towards a working fund for the organization. Those funds will be used to publish a newsletter, provide office supplies, support a web site and domain name and create a "war chest" for future legal activity.

If you can't afford $20, send what you can. If you can't afford to send anything, you are still more than welcome to join. If you wish to send more than $20 please do so.

TO JOIN BenefitsRestoration@IBM:

* log on to our website: www.benefitsrestoration.org

* click on the "Join Us" tab

* fill out and submit enrollment form

TO CONTRIBUTE:

* make out a check payable to BenefitsRestoration@IBM

* Send to the following address:

Benefits Restoration@IBM
P.O. Box 8632
Essex, VT 05451-8632

ORGANIZATIONAL STRUCTURE

The Board of Directors will consist of IBM Retirees, IBM Retirees' spouses and current IBM employees whose backgrounds represent varied IBM work experience (i.e. administration, manufacturing, management, engineering, etc.) and varied geographic locations (i.e. Burlington, Fishkill, San Jose, etc.)

Each director will serve a 2-year term and will be subject to re-election at the end of the term. Directorship is open to all IBM Retirees, IBM Retiree's spouses and current IBM employees.

Interim Board of Directors:

* President. . . . . .Sandy Anderson
* Vice-President. . . . . . . .Gary Sullivan
* Treasurer. . . . . .Ed Malila
* Secretary. . . . . Pat Jocelyn
* 6 directors at large. . . . To Be Determined

COMMITTEES

* Legislative
* Legal
* Budget
* Appropriations

FREQUENTLY ASKED QUESTIONS & ANSWERS

QUESTION: Aren't you duplicating the efforts of other organizations like the NRLN and the Alliance@IBM?

ANSWER: No. Other organizations have a broader platform concerning retirees. We will be strictly focusing on restoring and maintaining IBM retiree medical benefits. This will allow us to make better use of available resources and allow us to move more quickly.

QUESTION: Can a person who quit or was laid off by IBM, but was NOT eligible for retirement join this organization?

ANSWER: No. It would not benefit that person to join. The focus of our mission does not cover lay-off issues but only those issues that will help restore and maintain IBM retiree medical benefits.

QUESTION: I'd like to not only join this organization but I'd also like to actively get involved in helping this organization meet its objectives. How do I proceed?

ANSWER: First join the organization by logging on to our web site and clicking on the "Join Us" tab. Then contact us at our email address: ibmnobenefits@aol.com and let us know that you want to get actively involved. Tell us if you have a specific area of expertise or interest. Over the next few months as key committees are formed and new requirements surface, we will need all of the assistance that we can get from our members.

QUESTION: I'd like to join but can't afford to send a contribution. Can I still join?

ANSWER: Yes! Although contributions will help us get started, we will NOT turn an IBM retiree, IBM retiree's spouse or current IBM employee away simply because they can't afford to send a contribution. We welcome your participation!

QUESTION: My spouse was an IBM retiree who died several years ago. Can I still join?

ANSWER: Yes. This organization is open to any IBM retiree's surviving spouse.

QUESTION: I am currently an active IBM employee and don't plan to retire in the near future. Why should I join this organization?

ANSWER: We feel it is in the best interests of all current IBM employees to join BenefitsRestoration@IBM. We are fighting not only to restore medical benefits to their originally promised levels for current IBM retirees but we are also fighting to insure that fair and equitable medical benefits will be available to you when you retire.

WEB SITE INFORMATION

The BenefitsRestoration@IBM web site address is: www.benefitsrestoration.org

It is our intent to provide the membership with the following information via the web site:

- BenefitsRestoration@IBM - current and planned activities
- Other organizations' activities as they pertain to our mission
- Current and past newsletters
- Legislative activity as it pertains to our mission
- Frequently asked questions and answers section
- Links to other relevant web sites
- As with any new venture with limited resources it will take time to get everything on the website so please be patient with us.
- We encourage you to pass the website address around and to share the newsletter with other IBM retirees, IBM retirees' spouses and current IBM employees.

FOR MORE INFORMATION CONTACT:

Sandy Anderson
802-899-3487
ibmnobenefits@aol.com

C-6

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

BenefitsRestoration@IBM

Newsletter **Volume 2, Issue 1 – January, 2004**

First Press Conference – A Draw To The Media

On Thursday, January 8, 2004, our first press conference was held at the Lincoln Inn in Essex Junction, VT.
Sandy Anderson, along with the rest of the BenefitsRestoration@IBM team hosted the event.

Media in attendance included local CBS and NBC news affiliates, two Public Access TV stations and several newspapers.

Key national and local media were emailed press releases announcing the press conference and also received follow-up phone calls from our team. Press packages were handed out at the event or were emailed afterward. This effort netted us significant local media coverage and also resulted in several national newspapers mentioning us in articles relevant to our cause. See our website for copies of those articles.

All of this publicity helped to significantly increase our membership. Sandy Anderson will be covering the statistics later in this newsletter.

Guest speakers included John Franco, General Counsel for our organization, VT Congressman Bernie Sanders and IBM Retirees Al Kilburn and Chet Balon. In a show of support approx. 50 IBM retirees also attended the event.

"You can think of this organization as a



John Franco (left), General Counsel for BenefitsRestoration@IBM and VT Congressman Bernie Sanders (right) listen intently as an IBM Retiree explains the impact increased insurance costs have had on his family.



Sandy Anderson answers a question

swat team," says Sandy Anderson at the press conference. "We've got one objective; IBM medical benefits and the restoration of those benefits back to their original levels."

posed by the press.

An Update From Sandy Anderson

Every time I sit down to write another note, I start out thinking that this has been a really exciting month....and this month is no different. We started BenenfitsRestoration@IBM on December 24th with a newsletter and followed it up with a Press Conference on January 8th. Since the 24th of December, we have enrolled 1,400 people from 41 states, 4 countries and Puerto Rico. I am amazed! I have attempted to answer every email that I have received personally and I think I have done that so far. If you joined but didn't get a note from me, my apologies, but there are now so many of us!

In large part, this ground swell of support from all of you has resulted in our being invited to join with the National Retirees Legislative Network (NRLN), a very large national organization dedicated to the protection of retiree pensions and benefits. I was invited to their Board of Directors meeting in Washington on January 13th and 14th and was elected to their Board to represent IBM Retirees. This is quite an honor and is due mainly to the support of you, our members. To the IBM retirees who were in NRLN and now have been directed to our organization, welcome aboard. I know that John Kotson has done an excellent job of keeping you informed...we will try to do the same but will do it mainly via our website at www.benefitsrestoration.org.

Leading our agenda this year will be to work for legislation that changes the law in order to protect retiree benefits. If you look on our site, you will see that Congressmen Tierney from Massachusetts and Congressman Sanders from Vermont have introduced HR 1322 that provides protection for retiree benefits. We will work with legislators as well as other groups including NRLN to support this bill as well as others that may be forthcoming. I would encourage you all to write to your own elected representatives to voice your concern and to support this bill.

Another of our tactics is the development of a voice that demands we be heard at the annual IBM shareholders meeting. We members of BenefitsRestoration control nearly 400,000 shares of IBM stock. We will expand on this base by opening dialogue this month with institutional shareholders who control 57% of outstanding IBM shares.

Closer to home, now that we really have "hit the ground" running, it is time to take our organization on the road. The board will be putting plans in place to set up "Town Meetings" in other locations where we have large numbers of retirees. If you are in one of those areas heavily populated with IBM Retirees and can help organize a meeting in your area, please let me know. We need to have people with good contacts; folks that can get politicians to these meetings, including Congresspersons and Senators; folks that can set up meeting places, coordinate with local and regional media to cover the event and other associated activities. BenefitsRestoration will sponsor newspaper ads in your area to insure the largest attendance possible of people concerned with medical benefits costs. If you feel you can help in this effort, don't hesitate to let me know.

Lastly, one of the things that I learned in the last month......if each legislator receives as few as 10-15 letters expressing concern on the part of their constituents, they sit up and take notice. Many of you have asked how you can help during these early stages of our work. The answer is that I would like all of you to write to your Congressperson and your Senator expressing your concern over rising IBM retiree medical costs. There are letters on our website (www.benefitsrestoration.org) that you can copy or tailor to your own style or you can write your own. The important thing is to make sure that your state's elected representatives begin to feel the pressure. As we go forward, it will be critical that they know that they need to appear at your Town Meetings to answer your questions and be prepared to support legislation that reverses the trend of increasing the benefits costs for retirees. Please, don't sit back and wait for everyone else to write; take 15 minutes and write yourself. AND copy me on all that you write please! - ***Sandy***

About Your Board of Directors

– We thought you might want to know a little more about us.

Pat Jocelyn – Secretary

Pat is a native Vermonter who currently lives in Bakersfield, VT, a small town not far from the Canadian border. Pat retired from IBM seven years ago after working at both IBM Burlington and IBM Manassas for a total of 28 years. While at IBM, Pat worked in a variety of jobs including Education, Quality Improvement, Recruiting and Management. Since her retirement Pat has become actively involved in the VT/NH Alzheimer's Association as a speaker, instructor, support group facilitator and advocate. In addition, Pat

Ed Malila – Treasurer

Ed was born in Keene, NH and moved to the Burlington, Vermont area in 1969 to work for IBM. He graduated from Southern NH University with a BS in Accounting. Ed has held a variety of positions in accounting, financial planning and several management positions. Ed retired in 2000 and now does consulting and runs an expanded tax preparation business. Ed is on the board of several non-profit organizations including St. Ann Catholic Church Finance Committee, Membership Director for State of Vermont Knights of writes articles for the St. Albans Messenger, a local daily newspaper. She is a member and secretary for the Bakersfield Volunteer Fire Department and is actively involved in the local historical society. In her spare time, Pat loves to ride ATV(s) and snowmobile with her husband, Charlie, and enjoys working in her flower gardens.

Sandy Anderson – President

Alexander (Sandy) was born in Scotland, immigrated to the U.S. and grew up in the Mid-Hudson Valley of New York. He joined IBM in Poughkeepsie, N.Y. and was part of the team that opened the E. Fishkill plant in 1964. He transferred to Manassas, VA and finally "came home" to Vermont in 1977. Sandy retired in 1997 and started Mill Brook Bonsai, a nursery that grows, imports and sells bonsai trees. He is also the president of North East Mfg Consultants (a small organization aimed at working with small to medium manufacturers to maximize output and minimize costs), a past board member of the American Production & Inventory Control Society and a member of the VT Assoc of Professional Horticulturalists. Sandy is married, father of 3, grandfather of 4 and is still looking for things to do! – Says it keeps him young!

Columbus & Milton Council and also donates time to the Elks Lodge. The father and grandfather of 2, Ed lives in Milton with his wife, Elizabeth. His hobbies include fly-fishing, hunting and golf. – ***GO Patriots!***

Gary Sullivan – Vice-President

In 1964Gary was hired by IBM as a Field Engineering Division Customer Engineer in the Montpelier, Vermont Branch Office. Another branch office sales rep named John Aikers helped him understand the importance of the three beliefs that made IBM: respect for the individual, customer service and pursuit of excellence. He held a variety of positions including Compensation and Benefits Analyst, Field Engineering Manager, Program Manager and Senior Engineer. With a career spanning 30 years, Gary retired from IBM in 1994 and has since worked as a consultant in the Info Tech side of Supply Chain Management. He is a city commissioner for Burlington Electric and was formerly on the board of managers of Burlington Networks LLC. Gary is married, has 3 children and 4 grandchildren and enjoys boating, biking, fishing, reading, traveling and digital imaging.



Members of our organization's team work on last minute details prior to the beginning of the press conference. Left to Right, Janet Anderson (web site administrator), Gary Sullivan (Vice-President) and Ed Malila (Treasurer).

In Your Own Words – a feature that will become a regular part of our newsletter – comments from people who are in support of our cause:

John Franco – BenefitsRestoration@IBM General Counsel

IBM retirees got an understandable shock last fall when they were notified that the contribution to their health insurance coverage would in 2004 be raised seven-fold since just two years ago. Premium contributions for a retiree and spouse have gone from $1,000 in 2002 to $7,000 in 2004. This places the cost of the "contribution" by the retiree to levels comparable with standard private Blue Cross plans available on the market. Or stated differently, IBM has decided to price its health insurance "plan" at levels that effectively eliminate the employer contribution altogether, and leave little if any advantage to the company-provided program.

This is a staggering development of national significance.

Since the second World War the United States has had an employment-based health insurance system: health insurance coverage is provided as a non-taxable fringe benefit. Reforms unsuccessfully advanced by the Clinton Administration a decade ago endeavored to close the gaps in this system and to ensure coverage for those whom health insurance was not provided by their employers. This problem was presumably limited for the most part to young, healthy workers just getting started in the workforce and to low skilled workers in low paying jobs.

The action by IBM fundamentally changes this.

IBM is one of the top 10 Fortune 500 companies, not some small, struggling low wage employer. Its workers have represented and continue to represent the best and the brightest of the U.S. workforce responsible for historic advances in science, technology, and industrial efficiency, not the unskilled. And yet it has begun the process of shedding its health insurance obligations to these workers and retirees purportedly to "remain competitive" in the global marketplace.

If left unchallenged, IBM's actions portend a sobering future for the entire nation. If IBM employees and retirees cannot rely on the social contract made by IBM to provide health care coverage to its employees and retirees, then who of us can rely on the employer - based health insurance system?

This is why your fight is so important. ***– John Franco***

You may have gold in your attic!! *– We need all the data and information we can assemble as we go forward to remind Americans that the* ***social contracts*** *entered into by big business are binding on those businesses today.*

Please let me know what you have for documents issued by the company describing benefit plans. Many documents portray the commitments made by IBM in return for your loyalty in their time of need. Please don't overlook anything: old "About Your Company" books, copies of the pitches used to sell us on benefits for life as part of our compensation and disks and computer runs showing how good things would be.

Let me know what you have by emailing me at gsulliv@wmconnect.com

Thank you – ***Gary Sullivan***

Have You Enrolled Yet?

Some of you may have been added to our mailing list prior to the startup of our

Thank You For Your Contributions!

Many of you have contributed funds to BenefitsRestoration@IBM. Thank you

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website. If that's you and you haven't yet formally enrolled by filling out the enrollment form on our website, please take the time to do so now.

Aggregate information from the enrollment forms provides us with accurate and valuable information including demographics and our collective IBM stock voting strength.

Please help us to make our information as accurate as possible. Enroll now!

A quote from Margaret Mead:

"Never doubt that a small group of thoughtful, committed citizens can change the world. Indeed, it's the only thing that ever has."

for your support. Want to know what those dollars have been spent on? Well, those funds have paid for the cost of printing hard copy newsletters for those of you who don't have email capability. It's paid for stamps to mail those newsletters, the cost of copying press packages and web site costs that have been incurred. Those funds have generally paid the bills that had been accumulating over the last month. If you wish to contribute and haven't done so, please mail your check payable to:

BenefitsRestoration@IBM
P.O. Box 8632
Essex Junction, VT 05451-8632

Thanks!

Note from the Editor:

This newsletter will continue to evolve as new ideas surface and your need for specific kinds of information become known to us. Comments and suggestions are welcome – you can contact me via our website. - Pat Jocelyn

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Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

BenefitsRestoration, Inc

Newsletter Volume 2, Issue 8 – August, 2004

Board Changes---Again!

Pat Jocelyn has now left us...but only for a time.

Pat was one of the original 4 board members and has been the Director of Media Relations. She is leaving Vermont to live in Florida. I should also tell you that Pat is the one who has been responsible for keeping the rest of us organized and in step and will be sorely missed. Fortunately for all of us, she is not gone but merely missing in action for a time. Pat has accepted a leave of absence until she can get to Florida and get settled in. Knowing her as I do, I am betting that she will be getting "antsy" and looking to get to work down there in a few weeks.

I make no comment about her timing mind you but have suggested that she look at names like Frances and Ivan.

In any event, we all wish Pat well and look forward to hearing from her when she gets "back on line".

(By the way, Pat also did an excellent job on the newsletter and the current issue shows how much we will miss her.....I will try to gussy it up for next month!)

Proposals for the 2005 IBM Stockholders Meeting

Don Parry, regional director from Florida is actively working on proposals for the 2005 IBM Stockholders Meeting.

Although we feel it premature to mention specific details, we will tell you that those proposals will be in line with the mission and objectives of BenefitsRestoration.

The process of getting a proposal to be presented and voted on by stockholders is quite an involved and lengthy one.

First the proposal must be written and submitted to the Securities Exchange Commission (SEC). The SEC then forwards the proposal to IBM and provides them with an opportunity to respond.

IBM will undoubtedly submit an objection as to why that proposal should not be brought forward for a vote by the stockholders.

The SEC then determines, after we have a chance to re-but IBM's objections, based on

E-1

the original proposal and IBM's response to that proposal, whether or not that proposal should be carried forward to the stockholders.

If they decide in favor of our proposal, then IBM has no choice but to allow the stockholders to vote on it.

We will keep you informed on this important activity. Deadline for introduction is October so there will be more to come......

New York News

Once again, Art Richter has been very busy indeed in focusing attention on the plight of retirees in New York and nationwide.

Below is a letter to the editor that Art wrote after the successful passing of a resolution by the Ulster County Legislature that supports. (Full Text of Legislator Maloney's resolution also follows) What I really find important here is the fact that this resolution received resounding support from both Republicans and Democrats.

Well done Art and Ulster County!

Full Text of Maloney Resolution

Legislator James Maloney offers the following:

IN SUPPORT OF THE PROTECTION AND RESTORATION OF THE HEALTH BENEFITS FOR ULSTER COUNTY RETIREES FROM COMPANIES WHO REDUCE HEALTH BENEFITS TO RETIREES AND RAISE THE COST OF THE BENEFITS.

WHEREAS, according to recent estimates, up to ten million retirees across the United States have either had their health benefits reduced or eliminated over the past ten yen

WHEREAS, over the next two years, hundreds of thousands of IBM retirees throughout the United States paid health benefit premium increases of 67% 2002 and 29% in 2003 and have been projected to rise at a catastrophic rate over the next two years according the Wall Street Journal and

WHEREAS, Ulster County has been the home of IBM and Sears Roebuck &

Company for many years and two of its primary emp1oyers and

WHEREAS, These companies have reduced health benefits to their retirees, and

WHEREAS, Thousands of retires reside in Ulster County who worked for these companies and many other fortune 500 companies, and

WHEREAS, United States House of Representatives resolution HR1322, the Emergency Retiree Health Benefits Protection Act of 2004 would stop profitable companies from increasing their profits by cutting the health benefits of retirees, and

NOW THEREFORE BE ITRESOLVED, That the Ulster County Legislature supports the passing of HR1322 by the United States House of Representatives to stop companies from cutting health benefits to retirees and the restoration of the already reduced benefits of retirees, and

NOW THEREFORE BE AT FURTHER RESOLVED, that a copy of this resolution be forwarded to Congress member Maurice Hinchey, Senator Hillary Clinton Senator Charles Schumor and President George Bush.

cc: All NYS elected officials

Art Richter Letter to the Editor- Kingston Dail Freeman

On Thursday night September 9th, the Ulster County Legislature, passed by a significant margin, a memorializing resolution, that requests our Federal legislators to implement Congressional Bill HR1322. This legislation is entitled "The Emergency Retiree Health Benefits Protection Act" and would require companies to restore the medical benefits that were in effect when their employees retired. This legislation would insert a requirement in the ERISA regulations that now only protects pensions, but excludes health benefits. The memorializing resolution was originally submitted by County Legislator James Maloney (R-I-C) and was approved on a bi-partisan basis (28 yes, 4 against and 1 abstention). The winning margin is important, in that it demonstrates, that the Ulster County Legislators acknowledge that thousands of our retirees and surviving spouses, in this area, both Republicans and Democrats, are being adversely impacted by the health care costs that are being shifted on them increasingly each year. For those whose pension income is not adequate, it is difficult to absorb this new burden, when they had the right to assume that their health care costs would be covered after retirement. This is particularly onerous on surviving spouses, whose pensions may be half of what their deceased spouse received. Additionally, IBM pensions have had no significant cost of living adjustments in the past 20 years and the buying power of the dollar has depreciated by almost 50%. As an aside, the present CEO of IBM, is projected to receive a pension of over 8 million dollars annually. This particular pension should be adequate to handle any health premium cost shifts.

This clearly is not a partisan issue, but responds to the plight of our residents, some of whom may eventually be forced to utilize our over burdened Medicaid system. The Democratic Minority Leader, David Donaldson, had also submitted a like resolution and a merged resolution was enacted. The actions by of all of the Democrats and the large majority of the Republicans who supported this resolution are commendable and Ulster voters should acknowledge their efforts.

We will now request that our U.S. Senators submit legislation like HR1322, in the U.S. Senate.

BenefitsRestoration's New York area activity to have its own tab on our web site

Your New York Regional Director, Art Ritcher has been doing a wonderful job providing retirees that live in the greater New York region with information about BenefitsRestoration and other information that is relevant to our cause.

To insure that those of you that live in that region are continually kept up to date on ongoing activities, we're developing a separate tab on our web site home page entitled "New York Regional Activities".

Although anyone can browse through the information listed there, it will contain details about BenefitsRestoration activities specific to the New York region. As more states become active, we will have tabs for each. Florida is on our list soon.

Election Activity

The National Retiree Legislative Network is an organization that represents about 2 million retirees and by adding our voice to theirs, we will continue to generate the kind of attention needed to get the attention of our elected officials. Benefits Restoration joined with NRLN and are part of their board of directors thus giving us access to their staff and expertise.

NRLN has developed a questionnaire that originally went to candidates in Arizona that I think is exactly what we need in order to make informed choices in the upcoming elections and so, we are now adding to our website a series of letters and associated questionnaires that are sent to Candidates to offices in Vermont. The results will be posted on our website and passed on to NRLN at www.nrln.org. Assuming that the NRLN site gets populated with responses from other states, we will also make this available on our site or provide links for those of you who are interested in races in your own states. In the event that your state is not covered, write to me and include the names of those candidates that you wish contacted and I will send letters and questionnaires to them as well.

Specifically, New York, Florida, Minnesota, North Carolina and Texas are states in which we have a good many of you members and, if you don't want to wait for other NRLN member organizations to make the contact, write to Sandy Anderson at ibmnobenefits@aol.com.

Of course, we will be glad to pick up this cudgel no matter which state you are in....send us the names and addresses of those that should be contacted. Please keep in mind that we need to be impartial so for every Democratic name you send, there should also be a Republican candidate too. We would also cover any independent and third-party candidates.

Exhibit F

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

BenefitsRestoration, Inc

Newsletter Volume 2, Issue 10 – November, 2004

2005 IBM Plan-Victory or Not?

By now you have had an opportunity to analyze the 2005 "think health choose well" plan recently sent by IBM. Please note the lack of capitals in their title; seemed appropriate to me. I have talked to a number of people who think that we all have had great success in causing IBM to hold the line on retiree benefits costs. I have a goodly amount of email expressing outrage at the continued increase in costs and insisting that we "take action". My own feeling is that both of these groups are correct. In large part, due to the activities of members of Benefits Restoration and other organizations such as NRLN, the change in benefits costs this year was held to some extent.

I don't have data from all states but I have confirmed that HMO's were dropped in the more expensive states and replaced with a slightly lower cost plan, the IBM EPO.

I'd like to hear your views-- all of you. Send me a note at ibmnobenefits@aol.com and tell me how you made out in the new plan. Personally, I think you should all feel pretty good at what has been accomplished so far and then realize that we still have much to do. Without continued pressure, as one member put it, "look out for next year". I think IBM would like us to declare victory and go away. I say we should do the first and not the second.

Thoughts on the 2005 Plan

Here in Vermont, the HMO plan was dropped and its replacement (IBM EPO)actually has a lower premium. Be warned however, when I look at the co-pays and read the fine print, the net effect appears to me to be a very slight change.

Be warned....read all of the provisions in the new plan and compare it to your actual costs in 2004. The best bet is to get all of your drug costs (you can get them from Medco site) both in terms of total costs and your copay, doctors visits, ER visits, hospitalization, lab fees and specialists such as surgeons, ortho and cancer doctors. Look carefully at what was spent in 2004 and then compare it to what will happen in 2005. In some cases you will have to estimate. ER visits are paid directly from the insurer to the provider and you probably won't see that bill; same for hospital bills. If you call the provider, in my case MVP, they will provide them within "two weeks". Not enough time to sign up with IBM. I had asked IBM to extend the date but was refused. Only after this kind of analysis can you tell how you will be impacted.

I know this is a pain but the alternative is a shot in the dark approach. We have a member who hadn't looked closely at his options in 2003 and ended up $6,000 out of

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pocket without hitting medicare and IBM minimums.....so look closely. Remember also that premiums vary state by state and what I have described as happening in Vermont may not be the case in your state.

I think you need to get angrier....

I have asked all of you in the past to write to your elected representatives voicing your concern over Retiree Benefits. In the recent election this was given lots of attention at both the state and national level. In forming policy, your elected officials need to be made aware of a very large group of people that are unhappy and that this group makes it to the polls! I have asked that each of you copy me on any letters that you write and any that you receive back. I am not seeing enough mail!! Don't wait for someone else to do this, sit down, do it now. If you are unsure where to send your letter, go to www.benefitsrestoration.org, click on links then click on "Capwiz". This will take you to the NRLN site, page down put in your Zip Code and click on "Go". You will have the names and addresses of your President, Senators and Congressmen.

Just to get you annoyed, I recently received a letter from a member comparing the medical benefits offered by Hitachi after they took over the San Jose site and IBM's medical plans. Hitachi lays out for all to see the total cost of medical premiums and then what the employee pays...very open and above board.

Here is what I see:

	TOTAL BENEFIT $ SELF+SPOUSE	TOTAL EMPLOYEE CONTRIBUTION	RETIREE CONTRIBUTION
EQIVALENT LOW-PPO	$552	$105	$452

Note that the two columns represent Hitachi data and are indicative of rates that a large corporation can negotiate. The "Retiree" column represents the medical payments in 2005 by an under 65 California IBM retiree based on IBM's latest package. I was very impressed that Hitachi clearly shows what they pay in total and what the employee share is...would that IBM do the same for its retirees. Instead IBM insists that they pay $7,500 for every retiree under age 65 and $3,500 for those over 65. Something in their math does not compute; $7,500 should buy a very nice health insurance policy all by itself. In a nutshell, if you wondered if you are paying a large share of the total cost of insurance, the answer is YES! This data shows that, given a health insurance plan that costs $552/month as negotiated by a large competitive corporation, that corporation pays about 85% of the total cost for its employees. As retirees we pay 82% of the total cost. This is based on an assumption that IBM can negotiate insurance premiums as well as a competitor can.

I am accumulating information by state and note that Vermont and California are exactly the same in terms of coverage and cost....among the highest. New York is actually approximately 20-30% lower depending on which plan and whether you are claiming yourself or yourself plus spouse. Also, it appears that New York State has enjoyed a slight reduction in premiums from 2004 to 2005..approximately 2-6% lower for retiree plus spouse. I will keep slugging through the other states as I get them together.

Too Early to Declare Victory

I am very much concerned that all of you are looking at your 2005 IBM Plan and thinking that the pressure and work that has been done has been an unqualified success. I do declare that we have had some influence in bringing the plight of retiree medical costs to the forefront. Legislative leaders such as Bernie Sanders (I-VT), Maurice Hinchey (D-NY) and others too numerous to name have lent the pressure of their office to this cause. In 2005, we will have a Shareholder Resolution for presentation at the annual Shareholders Meeting. This was written and submitted by Gary Sullivan, Vice President of Benefits Restoration. Don Parry, our Regional Director for Florida has had a resolution related to "Vapor Profits" in past years and has again submitted it this year.

We have met with our legal counsel and discussed various proposals for litigation and will continue to do so. I will say that the courts have not been kind to retirees and I know that some of you are impatient to have some sort of litigation in process. I have a copy of court findings in a case very similar to ours (reneging of promised medical benefits to retirees) and will be happy to share it with anyone who is interested in the details. Suffice to say, litigation is a long uphill struggle and the current environment is not favorable to our success. Not giving up but not optimistic either.

We will start up again our regular meetings in various states and will put together a schecule shortly. I hope to see all of you at one time or another at one of our "Town Meetings",

Please feel free to write to me, Sandy Anderson at ibmnobenefits@aol.com if you would like to have copies of the litigation that I refer to, if you have concerns or input, send your thoughts and ideas. Look on our website at www.benefitsrestoration.org for your regional director if you would rather.

Look forward to hearing from you.....

Sandy Anderson

Exhibit G

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

BenefitsRestoration@IBM

Newsletter Volume 2, Issue 4 – April, 2004

BenefitsRestoration gains significant exposure at the IBM Stockholders Meeting – story on page 2

Art Richter joins BenefitsRestoration's board of directors -

As part of our plan to provide geographic representation on your board of directors, Art Richter from Kingston, New York, has accepted the position as BenefitsRestoration's Regional Director for the New York/New Jersey area.

Art is a New York native and began his career in 1943 working in manufacturing at General Electric. In 1953 he joined IBM Poughkeepsie working in Manufacturing Engineering. Art has spent most of his career working in Product Planning and management. In addition to working at IBM Poughkeepsie he has worked at several different IBM divisions including Kingston and SMD headquarters in White Plains. Since his retirement from IBM in 1990, Art has been involved in a variety of activities.

Art is the co-chair of the Citizens for Universal Health Care in the NY Hudson Valley, a member of the Citizens Action of New York, Physicians for a National Health Program (PNHP), Alliance @ IBM and other related organizations.

Art is married, has 6 children and 18

In Providence, RI, at a Press Opportunity held the day before the IBM Stockholders Meeting, Sandy Anderson, President of Benefits Restoration (left) and Art Richter, Regional Director of Benefits Restoration (right) are interviewed by Lynn Arditi, (center) a staff writer for the Providence Journal.

Business Week interviews Sandy Anderson –

Last week Sandy Anderson participated in a telephone interview with reporter Nanette Byrnes from Business Week. Sandy spent over an hour on the phone discussing rising retiree medical insurance costs with Nanette. The article should be published in May.

BenefitsRestoration continues to focus on spreading the word about the dilemma retirees are facing concerning the high increases in medical insurance costs.

grandchildren.

Please join us in welcoming Art to our board of directors. His rich background and knowledge of retirement issues pertinent to our cause will be a tremendous addition to our organization.

BenefitsRestoration gains significant exposure at the IBM Stockholders Meeting –

Although only a few members of BenefitsRestoration were in attendance at the IBM Stockholders Meeting, our presence played a major role in a variety of events held prior to, during and after the meeting.

Before the meeting:

On Monday, April 26 in Providence, Sandy Anderson, Art Richter and Pat Jocelyn attended a press opportunity sponsored by the Alliance @ IBM. Although the major focus of the press opportunity was off shoring of IBM jobs, both Sandy and Art participated in interviews with the Providence Journal and CNN News and had the opportunity to talk about BenefitsRestoration and the medical insurance cost crisis that currently exists for retirees.

The following morning, prior to the stockholders meeting, BenefitsRestoration and the Alliance @ IBM garnered additional media exposure by handing out literature and displaying posters about our

With media cameras rolling, Pat Jocelyn, Director of Communications for BenefitsRestoration, speaks at the rally held after the IBM Stockholders Meeting. The rally was sponsored by the Alliance @ IBM and focused on the off shoring of IBM jobs, executive compensation and the rising cost of IBM retiree medical insurance.

A cameraman from CNN news records the rally outside the Providence Convention Center where the IBM Stockholders

organization. Although Sandy Anderson was still wheel chair bound, it didn't appear to slow him down as the picture on the right reflects. **During the meeting:** Although not a formal part of the IBM stockholders meeting, each year at the conclusion of the meeting the CEO of IBM traditionally opens the floor to questions. During this brief time both Art Richter and Pat Jocelyn were able to address the CEO. Sections of both Art's and Pat's comments/questions were included in a Providence Journal article that was written the following day. NOTE: A copy of that article can be found on the BenefitsRestoration's web site. **After the meeting:** To the best of our knowledge, for the first time in the history of the IBM stockholders meeting and without prior notice, it was announced that directly following the stockholders meeting, IBM retirees and current IBM employees were invited to attend an IBM town meeting with several IBM executives. This meeting was closed to any outsiders and security was tight as badge numbers were asked for and checked against IBM's database. Many questions centered around health care benefits, retiree compensation and off shoring of jobs. Approximately 80 people were in attendance.	*meeting was held.*

It was interesting to note that IBM decided to hold its town meeting with employees and retirees at the same time that a rally was being held just outside the convention center by the Alliance @ IBM and BenefitsRestoration. A coincidence? Many thought not. Although the rally was successful, many of the folks who had planned to attend the rally felt they had to attend the IBM town meeting instead. That resulted in fewer attendees at the rally.

Although there was no new news conveyed at the town meeting some of those in attendance felt encouraged that lines of communication had been opened.

Time will tell.

Meanwhile as the town meeting was being held, the rally in progress outside the doors of the convention center had approximately 50 people in attendance and was well covered by national media including NBC, CBS, ABC and CNN.

Because BenefitsRestoration wanted to attend both the town meeting and rally, Pat Jocelyn, Director of Communications for BenefitsRestoration addressed the crowd at the rally while Sandy Anderson and Art Richter attended the IBM town meeting.

National Retirees Legislative Network (NRLN) coordinates an affordable health care initiative – As you may recall, recently Sandy Anderson was asked to join the NRLN board of directors in what we felt was a strategic move that would allow us to participate in joint activities that were complimentary to both of our organizational objectives. Recently each member organization including BenefitsRestoration was asked to request participation from their prior employers (in our case IBM) in an initiative to study affordable health care. Sandy Anderson has made that request of IBM. When we receive a response from IBM, we'll post it on the website.

Providence Journal travels to VT to interview IBM retirees –

Several weeks ago, a Providence RI Journal reporter and camera crew arrived in the Burlington area to write an article about IBM retirees' rising medical insurance costs.

Lynn Arditi, staff writer for the Journal spent several days in the Burlington area interviewing the retirees.

Visit our website for the complete article.

What's next?

Art Richter, our regional director for the New York/New Jersey area is working closely with Sandy Anderson to plan a BenefitsRestoration Town Meeting in several New York area towns.

Those of you in the New York state area will be hearing more about this upcoming activity through your local media outlets.

Our name changes –

From day one, your board of directors has been working to gain the appropriate approvals for Federal 501C4 status. That equates to being registered as a non-profit organization.

One requirement of being a 501C4 organization is insuring that the organization's membership is open and available to all people, not just a specific group.

Although originally focusing on IBM retirees, we have always felt that fighting the rising cost of medical insurance is a battle that will benefit all current and future retirees, not just IBMers.

With that thought in mind and to insure that we are in compliance with 501C4 requirements, we have changed our name from BenefitsRestoration @ IBM to BenefitsRestoration, Inc.

If you have questions please let us know.

Thanks.

Failure? I never encountered it! All I ever met were temporary setbacks.

- Dottie Walters

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CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

11 January 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Gerald A. Sullivan to IBM Corporation

Dear Counsel:

I write on behalf of Gerald A. Sullivan ("Mr. Sullivan" or the "Proponent"), who submitted a shareholder resolution to International Business Machines Corporation ("IBM" or the "Company"). On 12 December 2004 Mr. Sullivan received a copy of a letter from IBM's counsel, dated 8 December, advising the Division that IBM intends to omit the resolution and seeking no-action relief accordingly. For the reasons stated below, Mr. Sullivan respectfully urges the Division to deny IBM's request.

The Resolution and IBM's Objections

The shareholder resolution (which IBM has attached to its filing) raises important corporate and public policy questions concerning the impact of rising health insurance costs on IBM's cost structure, global competitiveness and profitability. Specifically, the proposal requests that the Board of Directors make available to shareholders, within six months, a report detailing various trends in total and average per employee health care costs paid by IBM – including trends in relation to the cost of U.S.-originated export goods, and in relation to global competitors – as well as "any concrete steps or policy options the Board has adopted, or is currently considering, to reduce these costs as a share of total operating costs."

The proposal focuses entirely on the competitive implications of several consecutive years of double-digit increases in the cost of health coverage, a cost Proponent believes has a substantial and increasingly differential impact on IBM's core U.S. operations in relation to its increasingly global competition. Indeed, at IBM's 2004 Annual Meeting, IBM Chairman and CEO Sam Palmisano publicly declared rapidly rising health insurance costs "a crisis today" for U.S. business and "a huge societal problem."

As Mr. Sullivan's Supporting Statement indicates, Proponent's concern is that:

"Soaring health care costs are an issue for most large U.S. companies, but the trend is a particular threat to companies like IBM that are heavily exposed to for-

> eign competitors in nations where government assumes a large portion of these costs. …
>
> Over the past 40 years, U.S. health spending has tripled as a share of the nation's gross domestic product, from 5% to 15%. …
>
> Yet large, mature U.S. companies such as IBM continue to act as private social insurance systems – a role primarily assumed by the public sector in other industrialized nations.
>
> America remains the only industrialized nation that does not provide universal healthcare through the public sector. Employers like IBM have long stepped up and paid for high-quality health care coverage for its employees and retirees alike. But in an increasingly global economy, we believe this burden imposes a significant cost disadvantage compared to IBM's leading non-U.S. competitors."

Because health care costs and policies have an increasingly disproportionate impact on IBM's global competitiveness and return on investment, Mr. Sullivan believes that shareholders should be given a more complete picture of the problem and of any policy options the Board has adopted or is considering in response.

In response, IBM argues that the proposal may be excluded under Rule 14a-8(i)(7), because it involves the ordinary business operations of the Company, and under Rule 14a-8(i)(4), because it is designed to result in a personal benefit and to further a personal interest of the Proponent not shared by shareholders at large. IBM has failed to carry its burden of demonstrating why these exclusions apply, as it is required to do under Rule 14a-8(g), and its request should be denied.

A. Rule 14a-8(i)(7): Ordinary Business Operations

IBM argues (at 2) that "the entire Proposal may be omitted from the Company's proxy materials for the 2005 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company." In support, IBM proceeds to distort the plain meaning of the proposal and to supply a long litany of irrelevant precedents to support the omission of categories of proposals that are distinguishable from the proposal that Mr. Sullivan has actually submitted. Moreover, IBM then attempts to color the application of the "ordinary business" exception with even less relevant excursions into the Company's own theories about Proponent's motives.

In reality, Proponent's shareholder proposal requests a report seeking to understand a trend that has, according to IBM's own senior executives, an increasingly serious and disadvantageous impact on IBM's cost structure and profitability in comparison to foreign-based competitors. At the same time, as explained below, the rapidly rising cost of health care coverage is also a public policy issue of widespread public and legislative debate. The report proposed here does not request any change in IBM's benefit policies, nor in the management of IBM's workforce, nor in its procurement or management of health insurance. Nor does the proposal seek to involve the Company in the legislative or political process, either directly or even indirectly, such as by asking the Board to develop or compare legislative reform proposals. The shareholder proposal simply seeks to understand how this increasingly salient corporate and public policy issue is affecting IBM's competitive position and profitability – and also to learn what the Board is doing or intending to do about it. This is a subject that is proper for shareholders to discuss with management and the Board via the shareholder resolution process.

As Mr. Sullivan states in his Supporting Statement, "IBM's management team appears to appreciate the potentially severe long-term impact of runaway health costs. At last year's Annual Meeting, CEO Sam Palmisano said: 'Health care is a huge societal problem. The costs are escalating 15 to 20 percent a year. I agree it's a crisis today.'" Perhaps because the Company cannot plausibly deny that this "huge societal problem" is likewise a Board-level corporate policy problem for IBM, its counsel's no-action letter attempts to re-characterize the proposal, infusing it with several different interpretations that correspond with previous Division precedents that have little relevance here.

1. **The resolution does not propose any change in IBM's benefit plans.**

The Company asserts (e.g., at 5) that the Commission has long held that shareholder proposals concerning the structure and coverage of benefit plans covering the general employee/retiree population "all relate to the ordinary business operations of a corporation." As support for this proposition, IBM cites a litany of no-action precedents that do indeed establish that the Staff has concurred in the omission of shareholder proposals requesting *changes* in the terms or structure of employee or retiree benefit plans. The Company (at 6 and 9) describes more than a dozen no-action precedents, all of which relate to proposals that – unlike Mr. Sullivan's instant proposal – advocate changes in benefits or particular changes in benefit policies.

Most of the precedents cited by IBM fall into several categories, all of which involve changes in benefits (typically increases in benefits, or restorations of benefit cuts). The category cited by IBM most frequently involved proposals that advocate adjustments of benefits for inflation, or COLA increases. *See, e.g.,* International Business Machines Corp. (2 January 2001) (proposal to grant cost-of-living increase to pensions of IBM retirees); International Business Machines Corp. (30 December 1999) (adjust defined benefit pensions to mitigate increases in the cost of living to retired employees); General Electric Co. (28 January 1997) (adjust pensions to reflect the increase in inflation); Tyco International Ltd. (2 January 2004) (proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); ALLETE, Inc. (5 March 2003) (proposal to change the method of computing COLAs); United Technologies Corp. (20 February 2001) (proposal to change the date of retirement to the date of termination for calculations of cost of living increases).

Another battery of precedents cited by IBM concern proposals to increase benefits, restore benefits, or otherwise change benefit plan design. *See, e.g.,* Raytheon Co. (30

January 2004) (proposal to raise the pensions of participants in proportion to service years during a certain period); Sprint Corp. (28 January 2004) (report on potential impact *due to reductions* in retiree health care and life insurance benefits); International Business Machines Corp. (2 January 2001) (proposal related to providing a Medicare supplemental insurance policy for retirees on Medicare); Burlington Industries Inc. (18 October 1999) (proposal to adopt new retiree health insurance plan offering HMOs, covering retirees forced out and reinstating dental benefits); International Business Machines Corp. (15 January 1999) (proposal seeking to change the scope of IBM's medical benefits plan coverage); Allied Signal (22 November 1995) (proposal to increase pension benefits).

The plain meaning of the proposal at issue here is clearly distinguishable from the proposals cited above – and most other benefit-related proposals cited by IBM – which advocate or relate to changes in benefit levels, coverage, management or design. IBM does not cite a single no-action precedent involving a proposal which, like Mr. Sullivan's here, focuses solely on an objective request for a report to shareholders on the trends and policies of the Board concerning a very substantial and sharply rising component of operating expense that also happens to be a topic of widespread corporate and social policy debate. The additional support cited by IBM fall into one of two other categories that likewise involve proposals that are clearly distinguishable from Mr. Sullivan's.

2. **Proponent's resolution does not seek to involve IBM in the political or legislative process.**

The Company also asserts (at 10-11) that Mr. Sullivan's resolution is directed at involving IBM in the political and legislative process with respect to an aspect of its business operations. In support, the Company cites page after page of no-action letters from what it terms the "heyday" of shareholder proposals related to the national health reform debate during the early 1990s. The staff decisions the Company cites all fall into two subcategories, both of which are clearly distinguishable from Mr. Sullivan's proposal here, which does not in any way request that the company involve itself in the political or legislative process, or even analyze or compare political or legislative reform proposals put forward by others.

The first subcategory relied on by IBM involves proposals that, unlike Proponent's here, explicitly request that a Board involve its company in legislative advocacy. As leading examples, IBM cites (at 17-18) Chrysler Corp. (10 February 1992), where a stockholder proposed the company "actively support and lobby for UNIVERSAL HEALTH coverage," and Pacific Enterprises (12 February 996), where a stockholder proposed the company dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation. IBM also cites (at 17, n. 7) what it calls a "long line of letters" excluding proposals dealing with "specific lobbying, advertising and other activities that relate to the operation of the Company's business." See Consolidated Edison Company of New York, Inc. (30 April 1984). However, unlike all of these proposals, Mr. Sullivan's proposal here does not request or suggest that IBM engage in specific lobbying or related activities, nor propose IBM's involvement in the political or legislative process more generally.

The Company puts particular weight on International Business Machines Corp. (21 January 2002), where the proponent proposed that "the management of IBM share with its stockholders the estimated average annual cost of employee health benefits in the United States versus the next five countries with the largest number of IBM employees and, if found to be substantially less, *[j]oin with other corporations in support of the establishment of a properly financed national health insurance system* as an alternative for funding employee health benefits." Although the proponent there made his proposal for Board action contingent on a finding that IBM's health costs per employee are lower in five other countries where it operates, the thrust of the proposal is a request for a coordinated corporate lobbying campaign in favor of a particular health reform plan. Again, the proposal here does not request or suggest IBM's involvement in the political or legislative process, let alone what its position should be if the Board did decide to get involved. Although the Proponent's Supporting Statement ends by suggesting that the requested report could inform such a choice, the proposal itself is limited to a request for an objective report and does not in any way call for political or legislative action.

The second subcategory relied on by IBM involves proposals that, unlike Proponent's here, ask a registrant to establish a committee or otherwise engage in "evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company." IBM recites a litany of these excluded proposals, most of which were couched in nearly identical language. See, e.g., Dole Food Co. (10 February 1992) (proposal seeking evaluation of various health care reform proposals being considered by national policy makers on the company); Pepsico, Inc. (7 March 1991) (ditto); GTE Corp. (10 February 1992) (ditto); Minnesota Mining and Manufacturing Co. (10 February 1992) (ditto); Tribune Co. (6 March 1991) (ditto); Albertson's, Inc. (22 January 1991) (ditto). IBM also emphasizes (at 10) Brunswick Corp. (10 February 1992), which involved a similar proposal requesting that a committee of the board be established to prepare a report describing aspects of governmental policy in the health care plans of other countries that should be included in the development of a national health insurance plan for the United States.

However, unlike all of these shareholder proposals, Mr. Sullivan's proposal here requests an objective report about the cost and competitive impact of IBM health expenditures, as well as on the Board's plans to address this mounting problem. The proposal here does not request the development, or impact analysis, or advocacy, of any legislative reform proposal being considered by policy makers or anyone else. Proponent's proposal here is quite simply different in kind from the national health insurance proposal excluded during the "heyday" so exhaustively recited by IBM's counsel.

3. **Proponent's resolution does not seek to determine how IBM purchases or manages its health care benefits, let alone "micro-manage" the process.**

A third means by which IBM mischaracterizes the plain language of Mr. Sullivan's proposal is by suggesting (*e.g.*, at 4-6) that the resolution seeks to "micro-manage" the administration of IBM's benefit programs, including the "selection of the Company's health care suppliers and vendors, and the ongoing management of al of the costs in providing health care benefits." Of course, requesting an objective report to shareholders on a matter as consequential and controversial as the comparative and competitive impact of rapidly rising health costs is hardly "micro-managing" – since the proposal does not address "managing" at all. Nowhere in Proponent's proposal or Supporting Statement does he request that IBM adopt or even consider a specific change in its procurement or management of health insurance. The proposal requests an objective report on costs, its competitive impact and board policy. Indeed, it is ironic that IBM's counsel claims that the requested report's specificity (what it calls, at 6, a request to "drill down and report *in minute detail*") is evidence of Proponent's effort to "micro-manage" IBM's benefit programs. If, instead, Proponent had been more general or sweeping about the topics to be covered by the requested report, IBM would likely be claiming that it could omit the proposal under Rule 14a-8(i)(6) because it is too indefinite to effectuate.

4. **The subject matter of Proponent's proposal is an increasingly consequential and controversial topic of both corporate and national policy debate.**

Unlike the shareholder resolutions in the no-action letters cited by IBM, Mr. Sullivan's resolution does not focus on specific benefit levels, or whether there should be COLAs, or whether retiree plans should pay for dental and eyeglass coverage, or the other sorts of issues that the Division has ruled are "ordinary business." Instead, his proposal focuses on a key issue of both corporate strategy and of widespread U.S. public policy debate: Given current U.S. policy, which causes U.S. businesses such as IBM to compete with their global counterparts while carrying costs of health insurance not carried by their global rivals, what is the impact now and in the future of this social policy disparity between the U.S. and other industrial nations? Since health benefit expenditures for active employees alone consume between eight and ten percent of the payroll at the largest U.S. employers – and 14 percent of U.S. gross domestic product – this report addresses one of the single largest and most controversial policies with respect to both IBM's and the nation's economic competitiveness.

As Mr. Sullivan's Supporting Statement demonstrates, IBM's own top management has highlighted this issue as a "crisis," both with respect to its impact on IBM's cost structure, but also with respect to the competitiveness of American-based operations more generally. Last April 28, the *Providence Journal* reported that at IBM's 2004 annual meeting, CEO Samuel Palmisano defended cutbacks in pension and retiree health benefits, stating: "Health care is a huge societal problem. The costs are escalating 15 to 20 percent a year. I agree it's a crisis today. . . . We're one of the few companies left that can afford to provide it." (Larnn Arditi, "IBM in Providence: Big Blue Sees Red from its Team," *Providence Journal*, 28 April 2004.) Raising this alarm was not a one-time quip by IBM's CEO. Palmisano co-chairs the Principals Committee of the National Innovation Initiative. Speaking last year at MIT in place of Palmisano, Nicholas Donofrio, IBM's senior vice president for technology and manufacturing, singled out rising health care costs as a major threat to U.S. competitiveness, particularly as the nation's population ages and life spans increase. Donofrio said that healthcare premiums rising annually in the double-digits "raises the cost of production in the U.S." and undermines our competitiveness. And at a town hall meeting on rising health care costs near Burlington, Vermont, organized by Rep. Bernie Sanders (I-Vt.), IBM spokesman Jeff Couture stated that "Retiree health care and health care in general is a national problem that needs to be addressed, not just at IBM." (Andy Netzel and Aki Soga, "Health Care Costs Irk Ex-IBMers," *Burlington Free Press*, 25 November 2003.)

Of course, the economic and policy implications of rapidly rising health insurance costs are far from an exclusive concern of IBM's leadership. Another member of the National Innovation Initiative, G. Richard Wagoner Jr., the Chairman and CEO of General Motors, told the *New York Times* that "health care cost trends in the U.S. are really out of control. It's a big issue for G.M. It's a big issue for the U.S. economy as a whole." Last month *The New York Times* reported that Professor Uwe E. Reinhardt, a noted health economist at Princeton University, estimates that health care is expected to consume 28 percent of U.S. gross domestic product by 2030 – nearly double today's 15 percent burden. The New York Times analyst begins the column, in fact, by observing: "Eliot Spitzer? The Sarbanes-Oxley law? Never mind them. What should really be keeping executives awake at night is something that looks much more mundane: the upward trajectory of American health care spending." (Daniel Akst, "The Hidden Price Tag for Health Care," *New York Times*, 24 December 2004.)

The emergence of a major public debate over treatment of employee and retiree benefits recalls the situation presented several years ago in a no-action letter that IBM conspicuously fails to mention, namely International Business Machines Corp. (16 February 2000) (proposal requesting that employees, regardless of age, receive the same retirement medical and pension choice as employees within five years of retirement cannot be excluded under rule 14a-8(i)(7)). The Division rejected IBM's "ordinary business" claim, citing in its response the "widespread public debate" concerning the conversion of cash-balance plans and "the increasing recognition that this issue raises significant social and corporate policy issues." That resolution was filed shortly after IBM decided to switch from a traditional defined-benefit pension plan to a cash-balance plan. The effect of that conversion was to lower the value of pension benefits for a number of employees, many of whom were not that many years away from retirement. The resolution, submitted by a current IBM employee, sought to maintain existing benefit levels for affected workers. Specifically, the proposal asked the IBM board to adopt a policy whereby all employees, regardless of age, would receive the same retirement medical insurance and pension choice as employees within five years of retirement and also that IBM's portable cash balance plan would provide a monthly annuity equal to that expected under the former pension plan or a lump sum that was actuarially equivalent.

Not surprisingly, IBM argued that this was a classic "ordinary business" proposal that tried to micro-manage the level of benefit payments made to retirees. And, unlike the instant proposal, the resolution did just that. Nonetheless, the issue of cash-balance conversions had at the time – just like rapidly rising health insurance costs today – sparked significant public debate, Congressional hearings, legislative reform proposals, and a policy review by federal agencies into whether cash-balance plans unlawfully discriminated against older workers. Against such a background, the Division rejected

IBM's "ordinary business" defense, even though the proposal did nothing more than recommend the computation of retiree benefits using one formula rather than another.

In reaching this conclusion in *IBM*, the Division explained that in "view of the widespread public debate concerning the conversion from traditional defined benefit pension plans to cash-balance plans and the increasing recognition that this issue raises significant social and corporate policy issues, it is our view that proposals relating to the conversion from traditional defined benefit pensions plans to cash-balance plans cannot be considered matters relating to a registrant's ordinary business operations."

If the *IBM* resolution did not involve "ordinary business," than neither does this proposal. The topic raised by Mr. Sullivan – what is the impact of U.S. social policy regarding healthcare availability for its citizens? – is no less fraught with policy significance. Indeed, as shown above, IBM's top management has identified the issue as one of major significance for the Company. If anything, the argument against omission of the proposal is even stronger here than in *IBM* because Mr. Sullivan's proposal deals with a far larger and more consequential cost of doing business – and his proposal does not ask the board to take any action with respect to specific benefit levels that will be paid to employees and retirees. The proposal narrowly concerns itself with what IBM's CEO declared at the last annual meeting to be a "crisis" and "a huge *societal problem*." This resolution simply requests that the Company provide the shareholders with a report that clearly articulates the degree to which this problem, spawned by U.S. social policy, affects IBM's ability to function as competitive global manufacturer. The resolution seeks to understand how IBM will remain a viable competitor with a reasonable return to its shareholders when U.S. social policy, unlike IBM global competitors in every other industrialized nation in the world, leaves U.S.-based businesses like IBM to provide for the healthcare needs of past, present and future employees out of current year earnings.

B. Rule 14a-8(i)(4): Personal Benefit or Interest

IBM's final argument may be quickly dispatched. The Company claims (at 19) that the resolution may be omitted because "the Proponent is an IBM retiree. More importantly, he is a founder and the Vice President of Benefits Restoration, Inc. (formerly known as Benefits Restoration@IBM), *and has expressly signed the Proposal in such capacity* (emphasis in original)." The Company provides close to five pages of excerpts from various publications on the Benefits Restoration, Inc website, as well as appendices stocked with copies of the association's newsletter, to establish that Benefits Restoration, Inc. was formed to get the Company to restore benefits to previously committed levels.

There are several responses to this attempt to interpret and color the Proponent's standing and motive. First, this argument rests on a false characterization of the resolution which, as noted, does not propose *any* change in the value of benefits paid to retirees or anyone else. Indeed, the resolution does not suggest any substantive change in IBM's benefit policies, nor does it address in any way the nature or level of pension benefits paid to current or future retirees. The resolution relates simply and narrowly to the issue of *how* differences in U.S. social policy and the social policy of other industrial nations affect IBM costs, competitiveness and profitability. Indeed, an objective reading of the resolution would suggest – if anything – that the Proponent favors a *reduction* and not an increase in IBM health benefit spending. In listing the five factual topics to be covered in the report of IBM's health costs, the resolution requests that the report include:

(5) any concrete steps or policy options the Board has adopted, or is currently considering, **to reduce these costs** as a share of total operating costs.

Thus, even if Mr. Sullivan's resolution could fairly be described as proposing a change in IBM's health benefits (and it cannot), the only "change" that could be inferred from the plain language of the proposal is not one of "personal benefit" to him as a retired management employee.

Second, although Proponent discloses his affiliation with an association that is engaged in a long-running debate with IBM management, it was made clear that Mr. Sullivan and his wife own the qualifying shares of stock and submitted the proposal in their individual capacity. Mr. Sullivan's cover letter stated:

> I am the long-term holder of 598 shares of IBM common stock, with my wife (Lynne M. Sullivan, in joint tenancy), which I have continuously held for more than a decade in my IBM Employee Stock Purchase Program account. We intend to maintain our ownership position through the date of the 2005 Annual Meeting. I intend to introduce and speak for my resolution at the Company's 2005 Annual Meeting.

Proponent does not dispute that he is known to certain IBM executives as not only a former long-time management employee of IBM, but also as Vice President and co-founder of a retiree association that focuses, among other issues, on IBM benefits policy. For this very reason, Mr. Sullivan believed that he needed to clearly disclose this affiliation in his submission to the company. This affiliation, by itself, says nothing about the substantive impact of the proposal on his personal retirement benefits. Nor, if experience is any guide, would IBM publish the affiliation in its proxy in the course of identifying Mr. Sullivan as the sponsor of the resolution. Also, as noted above, since the thrust of the proposal here is to highlight the growing burden of those costs on IBM's competitiveness – and requests a report on "any concrete steps or policy options . . . to reduce these costs as a share of total operating costs" – it is a considerable stretch to allege that Mr. Sullivan is using this proposal as a means to *increase* his retirement benefits to the detriment of IBM shareholders in general.

The situation here thus falls far short of the facts presented in Dow Jones & Co., Inc. (24 January 1994), where the(i)(4) exclusion was successfully invoked. There the proponent, who was involved in a lengthy collective bargaining process with the company, distributed literature stating explicitly that its resolutions were the "first volley" in an "unprecedented publicity campaign" that was designed to "turn up the heat" on the company in the negotiations, to "put public pressure on Dow Jones to negotiate fair contracts with its workers."

Apart from these factual points, there is yet another fundamental flaw with IBM's argument, in that it focuses on the "personal benefit" portion of the (i)(4) exclusion without adequately considering the "not shared by the other shareholders at large" prong of the test. Mr. Sullivan's proposal embodies a policy issue that is (or should be) of interest to IBM shareholders as a whole, *i.e.*, "What is the future impact of U.S. social policy and rapidly rising health insurance costs on IBM's competitiveness and profitability?"

We note too that the Division squarely rejected IBM's attempt to invoke this "personal benefit" exclusion in connection with the cash-balance conversion resolution discussed above. *See* International Business Machines Corp. (16 February 2000) (proposal requesting that employees, regardless of age, receive the same retirement medical and pension choice as employees within five years of retirement cannot be excluded under rule 14a-8(i)(4)). There, as here, the company argued that the resolution involved nothing more than an attempt by IBM employees to adjust specific benefit levels, which topic was said to be of no interest to other shareholders. The Division denied no-action relief, despite the fact that the proponent, James Leas, was (and still is) a current employee who would have received a choice between the traditional and new, less generous cash-balance pension plan if his proposal had been adopted as proposed. In contrast to Mr. Leas's proposal, Mr. Sullivan's proposal does not suggest any change in either employee or retiree benefits; but like Mr. Leas's proposal, Mr. Sullivan's raises larger issues of substantial economic consequence to IBM shareholders generally.

For all of these reasons, IBM's reliance on the (i)(4) exclusion is misplaced.

Conclusion.

For these reasons, we respectfully ask the Division to advise IBM that the Division does not concur with IBM's view that Mr. Sullivan's resolution may be excluded from the Company's proxy materials.

Thank you for the opportunity to submit these comments. Please do not hesitate to contact me if there is additional information that I can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Stuart S. Moskowitz, Esq.
Mr. Gerald A. Sullivan
Michael Calabrese, Esq.

06 December 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Gerald A. Sullivan to International Business Machines Corporation

Dear Counsel:

I am Gerald A. Sullivan (the "Proponent"), who submitted a shareholder resolution to International Business Machines Corporation ("IBM" or the "Company"). On 12 December 2004 I received a copy of a letter from IBM's counsel (dated 8 December) advising the Division that IBM intends to omit the resolution and seeking no-action relief accordingly. On 23 December 2004 I sent a FAX to your office indicating my intention to submit a substantive reply to IBM's request and to request the Division to allow me (personally or through counsel) to respond not-later-than 5 January 2005.

The impact of the year-end seasons has been greater than anticipated and I hereby request the Division to allow me (personally or through counsel) to respond not-later-than 10 January 2005. I anticipate no hardship to IBM as their Annual Meeting is not until late April 2005.

If the Division cannot accept this request for additional time, please do not hesitate to contact me at 802-658-4688. Thank you.

Very truly yours,

Gerald A. Sullivan

Gerald A. Sullivan
Five Alexis Drive
Burlington, VT 05401

FAX

Five Alexis Drive
Burlington, VT 05401

To:	Office of the Chief Counsel
Fax number:	1-202-942-9525
From:	Gerald Sullivan
Fax number:	802-658-4688
Business phone:	
Home phone:	802.658.4688
Date & Time:	1/6/2005 9:06:07 AM
Pages:	2
Re:	Shareholder proposal submitted by Gerald A. Sullivan to IBM

Please see attached FAX.

23 December 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Gerald A. Sullivan to International Business Machines Corporation

Dear Counsel:

I am Gerald A. Sullivan (the "Proponent"), who submitted a shareholder resolution to International Business Machines Corporation ("IBM" or the "Company"). On 12 December 2004 I received a copy of a letter from IBM's counsel (dated 8 December) advising the Division that IBM intends to omit the resolution and seeking no-action relief accordingly.

It is my intention to submit a substantive reply to IBM's request and to respectfully urge the Division to deny no-action relief. Given the amount of time taken by IBM to notify me of their intentions, the massive size and complexity of IBM's letter to the Division on this matter (over 50 pages in length, including appendices), and the difficulty of recruiting appropriate counsel during the year-end seasons, I hereby request the Division to allow me (personally or through counsel) to respond not-later-than 5 January 2005. I am an individual shareholder and do not have the substantial resources to rebut a 50-page filing by IBM on short notice during the holiday season.

I am sending IBM a copy of this letter, thus advising them of my intent to challenge their omission of the resolution. If the Division cannot accept this request for additional time, please do not hesitate to contact me at 802-658-4688. Thank you.

Very truly yours,

Gerald A. Sullivan

Gerald A. Sullivan
Five Alexis Drive
Burlington, VT 05401


F A X

Five Alexis Drive
Burlington, VT 05401

To:	Office of the Chief Counsel
Fax number:	1-202-942-9525
From:	Gerald Sullivan
Fax number:	802-658-4688
Business phone:	
Home phone:	802.658.4688
Date & Time:	12/23/2004 2:28:50 PM
Pages:	2
Re:	Shareholder proposal submitted by Gerald A. Sullivan to International Business

Please see attached.

06 January 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Gerald A. Sullivan to International Business Machines Corporation

Dear Counsel:

I am Gerald A. Sullivan (the "Proponent"), who submitted a shareholder resolution to International Business Machines Corporation ("IBM" or the "Company"). On 12 December 2004 I received a copy of a letter from IBM's counsel (dated 8 December) advising the Division that IBM intends to omit the resolution and seeking no-action relief accordingly. On 23 December 2004 I sent a FAX to your office indicating my intention to submit a substantive reply to IBM's request and to request the Division to allow me (personally or through counsel) to respond not-later-than 5 January 2005.

The impact of the year-end seasons has been greater than anticipated and I hereby request the Division to allow me (personally or through counsel) to respond not-later-than 10 January 2005. I anticipate no hardship to IBM as their Annual Meeting is not until late April 2005.

If the Division cannot accept this request for additional time, please do not hesitate to contact me at 802-658-4688. Thank you.

Very truly yours,

Gerald A. Sullivan

Gerald A. Sullivan
Five Alexis Drive
Burlington, VT 05401


F A X

Five Alexis Drive
Burlington, VT 05401

To:	Office of the Chief Counsel
Fax number:	1-202-942-9525
From:	Gerald Sullivan
Fax number:	802-658-4688
Business phone:	
Home phone:	802.658.4688
Date & Time:	1/6/2005 9:21:04 AM
Pages:	2
Re:	FAX from G.A.Sullivan at 09:07 on 06 JAN 05

My FAX sent to Counsel this morning contained a typo error that indicated a date of "06 December 2004".

The date should have read "06 January 2005".

My apologies. A corrected memo is attached.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated December 8, 2004

The proposal requests that the board prepare a report examining the competitive impact of rising health insurance costs, including information regarding IBM's healthcare costs and expenditures and steps or policies that the board has adopted, or is considering, to reduce these costs.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Advisor